Dynamic Materials CORPORATION
GROUPE SNPE

2000 Annual Report

COMPANY HISTORY

In the late 1960s, Dynamic Materials Corporation (DMC) started an explosion metal forming business that shaped blank sheets of metal alloys into complex three-dimensional parts for aerospace equipment manufacturers. During the next thirty years, DMC explosively fabricated hundreds of military and space-related parts, including afterburners for fighter aircraft engines and rocket engine components for launch vehicles, including the NASA Space Shuttle.

DMC became a publicly traded company in 1976 under the ticker symbol 'BOOM' and subsequently licensed technology from E.I. du Pont de Nemours and Company to explosively bond, or clad, two or more dissimilar metal plates together. In recent years, DMC has expanded its presence in aerospace manufacturing by acquiring companies already established in that market. DMC's current Aerospace Group now has expertise in many manufacturing technologies that provide products and services to prime manufacturers of military, space and communications hardware. These companies are in the broad supplier base for first and second tier manufacturers of satellites, launch vehicles, military and defense hardware, and commercial aircraft. With a 30-year history of supplying precision components to aerospace original equipment manufactures (OEMs), DMC has built a solid reputation as a reliable, on-time supplier of quality aerospace parts.

COMPANY DESCRIPTION

DMC is organized in the following two segments: the Explosive Metalworking Group and the Aerospace Group. The Explosive Metalworking Group uses explosives to perform metal cladding and shock synthesis. The Aerospace Group machines, forms and welds parts for the commercial aircraft, aerospace and defense industries and commercial aircraft.

The Explosive Metalworking Group's primary product is clad metal which is used in the fabrication of pressure vessels and heat exchangers used in the hydrocarbon processing, chemical processing, power generation, petrochemical, pulp and paper, and mining industries. Also, clad metal transition joints are used in the shipbuilding and heat, ventilation and air conditioning industries.

The Aerospace Group is comprised of three divisions, AMK Welding, Precision Machined Products ("PMP") and Spin Forge. AMK Welding is a leading aerospace welding company supplying exotic alloy precision welding services to many of the world's jet engine and ground-base turbine manufacturers. PMP is a contract machining shop specializing in the manufacture of high quality, high precision alloy and graphite components for the aerospace, satellite, medical equipment and high technology industries. Spin Forge is a precision machining manufacturer, metal fabricator and assembler of aerospace components. Spin Forge's products include titanium pressurant vessels for Delta II and Delta III expendable launch vehicles and motor cases for ground-to-ground and ground-to-air tactical missiles.

Dear Stockholders:

The year 2000 proved to be another challenging year for Dynamic Materials Corporation ("DMC") but one marked by positive change. First, DMC gained financial stability as a result of an investment made by Groupe SNPE, a French company, through its U.S. holding company, SNPE, Inc. (both referred to as "SNPE"). SNPE currently owns 55.1% of DMC's common stock. Second, after reporting an operating loss of $3.4 million in 1999, the Company's explosive metalworking business reported operating income of $82,000 in 2000 despite a small year-to-year decrease in sales. This positive earnings trend underscores the cost-effectiveness of consolidating clad plate manufacturing at the Company's new Mount Braddock, Pennsylvania plant and points to opportunities for further earnings improvement as market demand for clad plate returns to more normal levels. Finally, the Board of Directors determined that each of the Company's three Aerospace businesses has potential in its respective market niche that should be further evaluated and exploited by DMC management. I joined DMC in November 2000 as its new president and CEO and am extremely excited about the Company's future prospects.

The SNPE investment not only brought financial stability to DMC but also placed world leaders in the explosion clad business under the common control of SNPE. Nobelclad Europe S.A. ("Nobelclad") and Nitro Metall Aktiebolag ("Nitro Metall"), divisions of SNPE's industrial explosives business unit, have developed and applied explosion-bonding techniques for the chemicals, electrometallurgy and other industries for more than 30 years. On March 15, 2001, DMC announced that it had reached an agreement with its parent company to acquire the stock of Nobelclad, which along with its wholly owned Swedish subsidiary, Nitro Metall, operates cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively. As a result of this acquisition, which closed on July 3, 2001, DMC's clad metal business now consists of a world-class complex of three manufacturing plants and a sales organization with unparalleled experience in serving an international customer base. The acquisition will also facilitate joint R&D efforts that should lead to enhanced product quality and the development of new clad metal applications. I eagerly await the task of bringing the management teams of the three clad metal businesses together into a united family that will deliver value to both our customers and stockholders.

SNPE's investment in DMC provided an opportunity for the Company to reconsider each of its Aerospace Group businesses with the benefit of input from SNPE, a recognized specialist in the aerospace and defense industries. The end result was the determination that each of the three business units has untapped potential in its respective market niche: welding for commercial and military jet engines (AMK Welding); machining of precision parts for aerospace and general industry applications (Precision Machined Products); and the manufacture of missile motor cases for the defense industry and pressure tanks for space launch vehicles (Spin Forge). A decision was made to focus on the sales and operations side of each business with a view towards improving customer service, quality and productivity. I plan to follow a "no nonsense" approach in actively pursuing operating improvements at each business unit.

The plan for the future is simple – steadily improve and strengthen DMC's competitive position in each segment of its business. We will be attentive to external growth opportunities that may arise, but the overwhelming objective is to deliver strong operating results based upon the structure of DMC today. The management of DMC is confident that we are on track to achieve this objective, thus increasing the value of your investment. Thank you for your continued support.

Sincerely,

Yvon Cariou
President and CEO
July 31, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from to

Commission file number 0-8328

DYNAMIC MATERIALS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**84-0608431**
(State or Incorporation or Organization)	(I.R.S. Employer Identification No.)

551 Aspen Ridge Drive, Lafayette, Colorado 80026
(Address of principal executive offices, including zip code)

(303) 665-5700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, $.05 Par Value**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this form, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

The approximate aggregate market value of the voting stock held by non-affiliates of the registrant was $3,984,879 as of March 15, 2001.

The number of shares of Common Stock outstanding was 4,990,331 as of March 15, 2001.

PART I

ITEM 1. Business

Overview

Dynamic Materials Corporation ("DMC" or the "Company") is a worldwide leader in the high energy metal working business. The high energy metal working business includes the use of explosives to perform metallurgical bonding, or metal "cladding". The Company performs metal cladding using its proprietary technologies. In 1998, the Company established its Aerospace Group after acquiring three businesses that provide a variety of metalworking, fabrication, welding and assembly services to the aerospace industry.

Explosive Metalworking. The primary product of the Explosive Metalworking Group is explosion bonded clad metal plate. Clad metal plates are used in the construction of heavy corrosion resistant pressure vessels and heat exchangers for chemical processing, refining, power and similar industries. Clad plates consist of a thin layer of an expensive, corrosive resistant metal, such as titanium or stainless steel, which is metallurgically bonded to a less expensive, less corrosive resistant, thick base metal, typically steel. Explosion clad occupies a well-defined technical and commercial niche in the broader clad metal marketplace. Explosion clad is a high performance, low cost alternative for many applications requiring corrosion resistant alloys. Explosive metalworking can also be used for precision metal forming, powder metal compaction, and shock synthesis. The company has a long-term ongoing contract for shock synthesis of industrial diamonds.

Aerospace Manufacturing. Products manufactured by the Aerospace Group are typically made from sheet metal and forgings that are subsequently machined or formed into precise, three-dimensional shapes that are held to tight tolerances. Metal machining and forming is accomplished through traditional technologies, including spinning, machining, rolling and hydraulic expansion. DMC also performs welding services utilizing a variety of manual and automatic welding techniques that include electron beam and gas tungsten arc welding processes. The Company's metalworking and welding operations are often performed to support the manufacture of completed assemblies and sub-assemblies required by its customers. Assembly and fabrication services are performed utilizing the Company's close-tolerance machining, forming, welding, inspection and other special service capabilities. The Company's forming, machining, welding and assembly operations serve a variety of product applications in the aerospace, defense, aircraft, high technology and power generation industries.

In January 1998, the Company completed its acquisition of the assets of AMK Welding ("AMK"), a supplier of commercial aircraft and aerospace-related automatic and manual gas tungsten and arc welding services. The Company completed its acquisition of the assets of Spin Forge, LLC ("Spin Forge"), one of the country's leading manufacturers of tactical missile motor cases and titanium pressure vessels for commercial aerospace and defense industries, in March 1998. In December 1998, the Company completed its acquisition of the assets of Precision Machined Products, Inc. ("PMP"), a contract machining shop specializing in high precision, high quality, complex machined parts used in the aerospace, satellite, medical equipment and high technology industries.

Stock Purchase Agreement with SNPE. On June 14, 2000 the Company's stockholders approved a Stock Purchase Agreement ("the Agreement") between the Company and SNPE, Inc ("SNPE"). The closing of the transaction, which was held immediately following stockholder approval, resulted in a payment from SNPE of $5,800,000 to the Company in exchange for 2,109,091 of the Company's common stock at a price of $2.75 per share causing SNPE to become a 50.8% stockholder of the Company on the closing date. In addition, the Company borrowed $1,200,000 under a convertible subordinated note from SNPE and $3,500,000 under a new credit facility with SNPE. Proceeds from the SNPE equity investment, convertible subordinated note issuance and credit facility borrowings enabled the Company to repay all borrowings from its bank under a revolving credit facility on which the Company had been in default since September 30, 1999.

Dynamic Materials Corporation, formerly Explosive Fabricators, Inc., was incorporated in Colorado in 1971 and was reincorporated in Delaware in 1997.

Financial Information about Industry Segments

See Note 9 to the Company's financial statements included under Item 8 for certain financial information about the Company's industry segments.

Investment Considerations

Except for the historical information contained herein, this report on Form 10-K contains forward-looking statements that involve risks and uncertainties. The Company wishes to caution readers that the risks detailed below, among others, in some cases have affected the Company's results, and in others could cause the Company's results to differ materially from those expressed in any forward-looking statements made by the Company and could otherwise affect the Company's business, results of operations and financial condition. Certain of these factors are further discussed below and should be considered in evaluating the Company's forward-looking statements and any investment in the Company's Common Stock.

Fluctuations in Operating Results. In 2000, the Company experienced significant operating losses as a result of a significant decline in sales and gross margins for its Aerospace segment. In 1999, the Company experienced significant operating losses as a result of a significant slowdown in global market demand for explosion bonded clad metal plate and non-recurring charges associated with plant closing costs, new facility start-up costs, asset impairment write-downs and expenses incurred in connection with efforts to sell the Explosive Metalworking Group. While the Company expects to report operating income for the full year 2001, the Company has experienced, and expects to continue to experience, quarterly fluctuations in operating results caused by various factors, including the timing and size of orders by major customers, customer inventory levels, shifts in product mix, the occurrence of non-recurring costs associated with plant closings, plant start-ups, acquisitions and divestitures, and general economic conditions. In addition, the Company typically does not obtain long-term volume purchase contracts from its customers. Quarterly sales and operating results therefore depend on the volume and timing of backlog as well as bookings received during the quarter. Significant portions of the Company's operating expenses are fixed, and planned expenditures are based primarily on sales forecasts and product development programs. If sales do not meet the Company's expectations in any given period, the adverse impact on operating results may be magnified by the Company's inability to adjust operating expenses sufficiently or quickly enough to compensate for such a shortfall. Results of operations in any period should not be considered indicative of the results to be expected for any future period. Fluctuations in operating results may also result in fluctuations in the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on Clad Metal Business; Limitation on Growth in Existing Markets for Clad Metal Products. In the year ended December 31, 2000, the Company's cladding business accounted for approximately 61% of its net sales. The explosion bonded clad metal products industry in which the Company currently operates is mature and offers limited potential for substantial growth in existing markets. The Company estimates that it currently serves approximately 35% of the world market for its explosion bonded clad metal products. Historically, the worldwide demand for clad metal products has been cyclical, with demand being at depressed levels during the major portion of the past two years. There can be no assurance that the demand for clad metal products will improve in the future, and such result could have a material adverse effect on the Company's business, financial condition and results of operations.

Importance of Aerospace Manufacturing. The Company's aerospace manufacturing business was established in 1998 and accounted for approximately 39% of the Company's net sales for the fiscal year ended December 31, 2000. The aerospace manufacturing industry is largely reliant on defense industry demand and positive economic conditions in general. Fluctuations or downturns in either could have a materially adverse impact on the Company. The Company currently estimates that it services a very small percentage of the aerospace industry. While the Company believes that it will be able to increase its market share through the businesses it currently owns, there can be no assurance that its sales and marketing efforts will be successful. Failure to either increase or maintain market share could have a material adverse effect on the Company's business, financial condition and results of operations.

Availability of Suitable Cladding Sites. The cladding process involves the detonation of large amounts of explosives. As a result, the sites where the Company performs cladding must meet certain criteria, including lack of proximity to a dense population, the specific geological characteristics of the site, and the Company's ability to comply with local noise and vibration abatement regulations in conducting the process. The process of identifying suitable sites and obtaining permits for using the sites from local government agencies can be time-consuming or costly. In addition, the Company could experience difficulty in obtaining permits because of resistance from residents in the vicinity of proposed sites. The Company currently leases its only cladding site in Dunbar, Pennsylvania. The lease term for the Pennsylvania site expires in 2005 but the underlying agreement has renewal options extending through 2029. The failure to obtain required governmental approvals or permits would have a material adverse effect on the Company's business, financial condition and results of operations.

Competition. The Company's explosion clad products compete with explosion clad made by other like-kind manufacturers located throughout the world. The company typically supplies explosive clad for approximately 35% of the worldwide market needs. There are two other major explosion clad suppliers in the world market, Nobelclad Europe S.A., which is wholly owned by an affiliate of the Company, and Asahi Chemical. The Company has an exclusive joint selling arrangement in North America, South America and Australia with Nobelclad Europe S.A. There are no major North American based explosion clad suppliers. The company continues to focus on reliability, product quality, on-time delivery performance, and low cost manufacture to minimize the potential of future competitive threats.

Explosion clad products also compete with clad manufactured by rollbond and overlay cladding processes. The technical and commercial niches of each process are well understood. The company has established exclusive sales arrangements with other manufacturers where explosion clad is not the low cost solution, and consequently participates as a sales agent in a significant share of the North American rollbond market. The company has minimal share of the world rollbond market, which is dominated by very large Japanese and European steel producers. The U.S. clad market is currently protected from Japanese competition by anti-dumping duties. The Company's products compete with weld overlay clad products manufactured by a significant number of its fabricator customers. Competitive niche positions in the world market are strongly driven by currency exchange rates and regulatory factors. Unfavorable currency exchange and regulatory conditions in various parts of world could put the Company at a competitive disadvantage and have a material adverse effect on the Company's business, financial condition and results of operations.

Competition in the aerospace business is, and is expected to remain, intense. Competitors include domestic and international companies. Many of these competitors have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company. In addition, many of these competitors have name recognition, established positions in the market, and long standing relationships with customers. To remain competitive, the Company will be required to continue to develop and provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price. The Company believes that its primary competitors in the aerospace industry are Aircraft Welding and Manufacturing Company, Inc., Pressure Systems, Inc., Kaiser Electroprecision, Eagle-Picher, Custom Microwave and Alliant Techsystems Inc. The Company competes against aerospace manufacturers on the basis of product quality, performance and cost. There can be no assurance that the Company will continue to compete successfully against these companies.

Availability and Pricing of Raw Materials. Although the Company generally uses standard metals and other materials in manufacturing its products, certain materials such as specific grades of carbon steel, titanium, zirconium and nickel are currently obtained from single sources or are subject to supply shortages due to general economic conditions. While the Company seeks to maintain a sufficient inventory of these materials and believes that these materials are available from other sources, there can be no assurance that the Company would be able to obtain alternative supplies, or a sufficient inventory of materials, or obtain supplies at acceptable prices without production delays, additional costs or a loss of product quality. If the Company were to lose a single-source supply or fail to obtain sufficient supply on a timely basis or obtain supplies at acceptable prices, such loss or failure would have a material adverse effect on the Company's business, financial condition and results of operations. See "Supplies."

Customer Concentration. A significant portion of the Company's net sales is derived from a relatively small number of customers. Large customers also accounted for a significant portion of the Company's backlog in March

2001. The Company expects to continue to depend upon its principal customers for a significant portion of its sales, although there can be no assurance that the Company's principal customers will continue to purchase products and services from the Company at current levels, if at all. The loss of one or more major customers or a change in their buying patterns could have a material adverse effect on the Company's business, financial condition and results of operations. Historically, the majority of the Company's revenues have been derived from customers in the chemical processing, power generation, petrochemical and aerospace industries. As was evidenced by the operating losses the Company incurred in 1999 and 2000, an economic downturn in any of these industries can have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Key Personnel; Need to Attract and Retain Employees. The Company's continued success depends to a large extent upon the efforts and abilities of key managerial and technical employees. The loss of services of certain of these key personnel could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to attract and retain such individuals on acceptable terms, if at all, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

Government Regulation; Safety. The Company's explosion metal working business is subject to extensive government regulation in the United States, including guidelines and regulations for the safe handling and transport of explosives provided by the U.S. Bureau of Alcohol, Tobacco and Firearms, the U.S. Department of Transportation set forth in the Federal Motor Carrier Safety Regulations and the Institute of Makers of Explosive Safety Library Publications. The Company must comply with licensing and regulations for the purchase, transport, manufacture and use of explosives. In addition, depending upon the types of explosives used, the detonation by-products may be subject to environmental regulation. The Company's activities are also subject to federal, state and local environmental and safety laws and regulations, including but not limited to, local noise abatement and air emissions regulations, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, including the regulations issued and laws enforced by the labor and employment departments of states in which the Company conducts business, the U.S. Department of Commerce, the U.S. Environmental Protection Agency and by state and county health and safety agencies. Any failure to comply with present and future regulations could subject the Company to future liabilities. In addition, such regulations could restrict the Company's ability to expand its facilities, construct new facilities or could require the Company to incur other significant expenses in order to comply with government regulations. In particular, any failure by the Company to adequately control the discharge of its hazardous materials and wastes could subject it to future liabilities, which could be significant.

The Company's explosive metalworking operation involves the detonation of large amounts of explosives. As a result, the Company is required to use specific safety precautions under the Occupational Safety and Health Administration guidelines. These include precautions which must be taken to protect employees from shrapnel and facility deterioration as well as exposure to sound and ground vibration.

Explosive Metalworking

The explosive metalworking business includes the use of explosives to perform metal cladding and shock synthesis of industrial diamonds. DMC believes that the characteristics of its high-energy metal working processes will enable the development of new applications for products in a wide variety of industries.

Metal Cladding. The principal product of metal cladding is a metal plate composed of two or more dissimilar metals, usually a corrosion resistant alloy and carbon steel, bonded together at the molecular level. High energy metal cladding is performed by detonating an explosion on the surface of an assembly of two parallel metal plates, the cladding metal and the backing metal, separated by a "standoff space". The explosive force creates an electron-sharing metallurgical bond between the two metal components. The metals used can include metals of the same type, for example steel to steel, as well as metals with substantially different densities, melting points, and/or yield strengths, such as titanium and aluminum alloys with stainless and low carbon steels; copper and aluminum alloys with kovar or stainless steel; zirconium alloys with low carbon steel and nickel alloys. DMC manufactures clad metal for uses such as the fabrication of pressure vessels, heat exchangers and transition joints for the hydrocarbon processing, chemical processing, power generation, petrochemical, pulp and paper, mining, shipbuilding and heat, ventilation and air conditioning (HVAC) industries and other industries that require metal products that can withstand exposure to corrosive materials, high temperatures and high pressures. In addition, DMC's Dynaclad™ and Detaclad® technologies have enabled the use of metal products in new applications such as the manufacture of metal autoclaves for use in the mining industry.

The Company's clad metal products are produced on a project-by-project basis based on specifications set forth in a customer's purchase order. Upon receipt of an order for clad metal from a customer, the Company identifies sources for the specified raw materials. The Company obtains the raw materials from a variety of sources based on quality, availability, transportation costs and unit price. After the Company receives the materials they are inspected for conformity to the order specification and product quality criteria. The raw materials are then prepared for bonding at the Company's new Mount Braddock, Pennsylvania manufacturing facility. Bonding preparation includes abrasive cleaning of the mating surfaces of each plate, preparation of the assembly, metal scoring and trimming. In some cases, plates may be seam welded to create large parts from readily available standard sizes. The completed assemblies are transported to the Company's Dunbar, Pennsylvania bonding site where a blasting agent is loaded on top of the assembly and detonated in a carefully controlled environment using a remote system. The Company returns the now-bonded metal plates to the Company's Mount Braddock manufacturing facility for further processing. This processing might include heat-treating, flattening, beveling, stripping, milling, cutting and/or special surface preparation to comply with customer specifications. The Company completes the bonding process by performing testing for final certification of the product to the customer's specifications.

Shock Synthesis. In connection with the 1996 acquisition of the Detaclad division of DuPont, DMC entered into an agreement to provide shock synthesis services associated with the manufacture of industrial diamonds. Shock synthesis is one step in a series of operations required for production of industrial grade diamond abrasives.

Aerospace Manufacturing

Metalworking. The Company currently manufactures machined and formed metal parts for the commercial aircraft, aerospace and power generation industries. Products are made generally from sheet metal or forgings that are subsequently machined or formed into precise, three-dimensional shapes that are held to tight tolerances according to customers' specifications.

Traditional metalworking technologies used by DMC in its aerospace manufacturing operations include spinning, machining, rolling, and hydraulic expansion. These technologies were acquired in the 1998 purchases of Spin Forge and PMP. The equipment utilized in the spinning process at Spin Forge is believed to be the largest of its kind in North America, and is capable of producing large, thin wall, close tolerance parts. Formed and machined metal products include tactical and ballistic missile motor cases, high strength, light weight pressurant tanks utilizing specialty aerospace alloys and other high precision, high quality and complex parts. The industries served include space launch vehicle, defense, satellite, stationary power generation, commercial aircraft, medical and high technology.

The Company's products are produced on a project-by-project basis based on specifications set forth in a customer's purchase order. Upon receipt of an order for a product from a customer, the Company identifies sources for the specified raw materials, which typically include sheet metals composed of aluminum, titanium, inconels, monels, hastealloys, waspalloy, invar or stainless steel. The Company obtains the raw materials from a variety of sources based on quality, availability, transportation costs and unit price. Following the machining and forming processes, the Company treats the metal parts by using operations such as anodizing, heat-treating and painting. The Company completes the manufacturing process by performing testing for final certification of the product to the customer's specifications.

Welding. The Company's capabilities for providing welding services and assemblies reside primarily in the recent acquisitions of AMK Welding and Spin Forge. Both AMK and Spin Forge provide welding and assembly services to the commercial aircraft, aerospace, power generation and defense industries. Welding services are provided on a project-by-project basis based on specifications set forth in customer's purchase orders. Upon receipt of an order for welded assemblies the Company performs welding services using customer specific welding procedures.

The welding services are performed utilizing a variety of manual and automatic welding techniques, including electron beam and gas tungsten arc welding processes. The Company has considerable expertise in vacuum controlled atmospheric purged chamber welding which is a critical capability when welding titanium, zirconium, high temperature nickel alloys and other specialty alloys. In addition to its welding capabilities, the Company also utilizes various special stress relieving and non-destructive examination processes such as mag particle and radiographic inspection in support of its welding operations.

Metal Assembly Operations. The Company's metalworking and welding operations are often performed to support the manufacture of completed assemblies and sub-assemblies required by its customers. DMC's assembly capabilities are provided on a project-by-project basis according to specifications set forth in customers' purchase orders. After receiving customer orders for completed assemblies and sub-assemblies, the Company performs fabrication services utilizing its close-tolerance machining, forming, welding, inspection and other special service capabilities.

Strategy

The Company's strategy for growth is to expand and refine its basic processes and product offerings to generate solutions to the materials needs of customers in its target markets. Key elements of the Company's strategy include:

Add New Product Lines or Customers. The Company seeks to grow its sales base by adding new product lines and/or programs to its Aerospace Group and new customers to both of its business segments. The Company is currently focusing on expanding its metal forming and machining businesses through new sales and marketing initiatives. The Company's future sales growth plans depend on a number of factors. See "Investment Considerations" for a discussion of certain of the risks associated with the Company's ability to achieve its planned sales growth.

Take Advantage of Recent Investments in New Technology and Manufacturing Leadership. The Company seeks to take advantage of its technology leadership in the metal working business. In 1998 and 1999, the Company invested nearly $7 million in new manufacturing equipment and technologies that Company management believes has substantially increased manufacturing efficiencies and plant capacity. Management believes this new clad plate manufacturing facility will provide a significant advantage to the Company in the increasingly competitive global marketplace for explosion bonded clad metal plates.

Establish Global Presence. The Company seeks to establish a global sales and marketing presence in the major international markets for explosion metal working, including Europe, Australia and the Far East. The Company is working to establish relationships with end users, engineering contractors, metal fabricators and independent sales representatives in these markets and has developed the capacity in its sales and marketing department to address these markets. The Company is currently planning to expand its operations to include facilities located outside of the United States. On March 16, 2001, the Company announced that it has reached agreement to acquire 100% of the stock of Nobleclad Europe S.A. ("Nobleclad") and Nitro Metall Aktiebolag ("Nitro Metall") from Nobel Explosifs France ("NEF"). Nobelclad and Nitro Metall operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively, which generated combined revenues of approximately $10.5 million in calendar year 2000. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of the Company's common stock. The acquisition is expected to close in the third quarter of 2001. The purchase price of approximately $5.4 million will be financed through a $4.0 million intercompany note agreement between the Company and SNPE, Inc. and the assumption of approximately $1.4 million in third party bank debt associated with Nobleclad's planned acquisition of Nitro Metall from NEF prior to the Company's purchase of Nobleclad stock. The Company plans to continue expanding internationally depending on a number of factors. See "Investment Considerations" for a discussion of certain of the risks associated with the Company's ability to establish a global presence.

Suppliers

The Company uses numerous suppliers of alloys, steels and other materials for its operations. The Company typically bears a short-term risk of alloy, steel and other component price increases, which could adversely affect the Company's gross profit margins. Although the Company will work with customers and suppliers to minimize the impact of any component shortages, component shortages have had, and are expected to have, from time to time, short-term adverse effects on the Company's business.

Competition

Competition in the explosion metal working business and the aerospace business is, and is expected to remain, intense. Competitors include major domestic and international companies. Competitors in the explosion metal working business use alternative technologies; additionally certain of DMC's customers and suppliers who have some in-house metalworking capabilities. Many of these companies have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company. In addition, many of these companies have name recognition, established positions in the market, and long standing relationships with customers. To remain competitive, the Company will be required to continue to develop and provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price.

Customer Profile and Marketing

The primary industries served by the Company are the chemical processing, power generation, petrochemical, commercial aerospace and marine engineering industries. The Company's metal cladding customers in these industries require metal products that can withstand exposure to corrosive materials, high temperatures and high pressures. The Company's Aerospace Group customers operate in industries that require metal products that meet rigorous criteria for tolerances, weight, strength and reliability.

At any given time, certain customers may account for significant portions of the Company's business. A significant portion of the Company's net sales is derived from a relatively small number of customers. Large customers also accounted for a significant portion of the Company's backlog in March 2001. The Company expects to continue to depend upon its principal customers for a significant portion of its sales, although there can be no assurance that the Company's principal customers will continue to purchase products and services from the Company at current levels, if at all. The loss of one or more major customers or a change in their buying pattern could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company extends its internal selling efforts by marketing its services to potential customers through senior management, direct sales personnel, program managers and independent sales representatives. Prospective accounts in specific industries are identified through networking in the industry, cooperative relationships with suppliers, public relations, customer references, inquiries from technical articles and seminars and trade shows. The Company markets its products to three tiers of customers; the product end-users (*e.g.*, operators of chemical processing plants), the engineering contractors in charge of specifying the metal parts to be used by the end-users, and the metal fabricators who manufacture the products or equipment that utilize the Company's metal products. By maintaining relationships with these parties and educating them as to the technical benefits of DMC's high-energy metal worked products, the Company endeavors to have its products specified as early as possible in the design process.

Backlog

The Company's backlog was approximately $9.0 million at December 31, 2000 compared with approximately $11.8 million and $15.8 million at December 31, 1999 and 1998, respectively. Backlog consists of firm purchase orders and commitments that the Company expects to fill within the next 12 months. The Company expects most of the backlog at December 31, 2000 to be filled during 2001. However, since orders may be rescheduled or canceled and a significant portion of the Company's net sales is derived from a small number of customers, backlog is not necessarily indicative of future sales levels.

Employees

The Company employs approximately 195 full-time employees as of March 15, 2001, the majority of whom are engaged in manufacturing operations. The Company believes that its relations with its employees are good.

Protection of Proprietary Information

The Company holds 11 United States patents related to the business of explosion metal working and metallic processes and also owns certain registered trademarks, including Detaclad®, Detacouple®, Dynalock® and EFTEK®. The Company's current patents expire on various dates through 2012; however, the Company does not believe that such patents are material to its business and the expiration of any single patent is not expected to have a material adverse effect on the Company or its operations.

Financial Information about Foreign and Domestic Operations and Export Sales

See Note 9 to the Company's financial statements included under Item 8 for certain financial information about the Company's export sales.

ITEM 2. **Properties**

The Company's principal manufacturing site, which is owned by the Company, is located in Mount Braddock, Pennsylvania. The Company also leases property in Dunbar, Pennsylvania that serves as an explosion site. The lease for the Dunbar, Pennsylvania property will expire in December 2005, but has renewal options that extend through 2029. The Company also leases office space for its corporate headquarters in Lafayette, Colorado under a lease that expires in April 2001. The Company has entered into a new lease for office space in Boulder, Colorado to house its corporate headquarters. This new lease expires in February 2003. The Company owns the land and buildings housing the operations of AMK in South Windsor, Connecticut. The Company leases the land and building occupied by its Spin Forge operations in El Segundo, California. The lease expires in January 2002, and the Company holds an option to purchase the land and building housing the Spin Forge operations through January 2002. Both the lease and option may be extended under certain conditions. The Company also leases the land and building occupied by its PMP operations in Fort Collins, Colorado. The lease expires in December 2003, and the Company has an option to renew the lease for an additional five-year term. The Company also holds a first right of offer to purchase the land and building housing the PMP operations through December 2008. The Company believes that its current facilities are adequate for its existing operations and are in good condition. See "Investment Considerations" for a discussion of certain of the risks associated with the Company's ability to renew the leases for its current manufacturing sites and to identify and establish new manufacturing sites.

ITEM 3. **Legal Proceedings**

On October 15, 1999, the Company was named as a third party defendant in a civil action brought in the United States District Court, District of Wyoming. The additional parties to the action were the plaintiff, The Industrial Company of Wyoming, Inc. ("TIC"), and the defendant and third party plaintiff, Process Partners, Inc., d/b/a International Alliance Group ("IAG"). The Company reached a settlement in May 2000 pursuant to which the Company made a payment of $10,000 to the third party plaintiff in exchange for dismissal of the litigation with prejudice and a general release of claims.

ITEM 4. **Submission of Matters to a Vote of Security Holders**

No matters were submitted to a vote by security holders during the fourth quarter of the fiscal year ended December 31, 2000.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Common Stock of the Company was publicly traded on The Nasdaq Stock Market (National Market) under the symbol "BOOM" from January 3, 1997 through February 3, 2000. On February 4, 2000, the Company transferred to Nasdaq's SmallCap Market as a result of the Company's inability to maintain the $5 million minimum market value of public float required by the Nasdaq National Market. The following table sets forth quarterly high and low bid quotations for the Common Stock during the Company's last two fiscal years, as reported by Nasdaq. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

1999	High	Low
First Quarter	$ 6 7/32	$ 3 1/4
Second Quarter	$ 5	$ 3
Third Quarter	$ 4 1/8	$ 1 5/16
Fourth Quarter	$ 1 7/8	$ 27/32
2000		
First Quarter	$ 2 5/8	$ 1 1/8
Second Quarter	$ 1 27/32	$ 3/4
Third Quarter	$ 1 11/16	$ 1
Fourth Quarter	$ 1 3/8	$ 3/4

As of March 15, 2001 there were approximately 311 holders of record of the Common Stock.

The Company has never declared or paid dividends on its Common Stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

ITEM 6. **Selected Financial Data**

The selected financial data set forth below has been derived from the financial statements of the Company.

	Year Ended December 31,				
	2000	1999	1998	1997	1996
Statement of Income					
Net sales	$27,862,581	$29,131,289	$38,212,051	$32,119,585	$29,165,289
Cost of products sold	23,822,815	25,419,287	30,372,600	24,459,168	23,187,155
Gross profit	4,039,766	3,712,002	7,839,451	7,660,417	5,978,134
Costs and expenses	5,105,879	6,608,895	5,303,495	4,370,091	3,302,602
Income from operations	(1,066,113)	(2,896,893)	2,535,956	3,290,326	2,675,532
Other income (expense)	(864,386)	(975,215)	(263,200)	(61,413)	(92,878)
(Loss) income before income tax provision	(1,930,499)	(3,872,108)	2,272,756	3,228,913	2,582,654
Income tax benefit (expense)	-	1,154,000	(887,000)	(1,221,000)	(959,000)
Net (loss) income before extraordinary item	(1,930,499)	(2,718,108)	1,385,756	2,007,913	1,623,654
Extraordinary item – loss from extinguishment of debt	(80,111)	-	-	-	-
Net (loss) income	$ (2,010,610)	$(2,718,108)	$ 1,385,756	$ 2,007,913	$ 1,623,654
Net (loss) income per share:					
Basic	$(0.50)	$(0.96)	$0.50	$0.75	$0.64
Diluted	$(0.50)	$(0.96)	$0.49	$0.70	$0.59
Weighted average number of shares outstanding:					
Basic	4,004,873	2,822,184	2,770,139	2,681,943	2,522,305
Diluted	4,004,873	2,822,184	2,852,547	2,875,703	2,741,868
Financial Position					
Current assets	$ 8,958,301	$8,898,184	$ 11,145,995	$ 9,809,503	$11,653,968
Total assets	27,667,455	30,087,318	33,201,578	14,405,809	16,485,240
Current liabilities	4,055,274	19,921,074	6,069,050	3,455,700	4,111,784
Non-current liabilities	10,307,887	136,261	14,503,617	90,632	4,147,696
Stockholders' equity	13,304,294	10,029,983	12,628,911	10,859,477	8,225,760

Selected unaudited quarterly financial data for the years ended December 31, 2000 and 1999 is presented below:

	Year ended December 31, 2000			
	Quarter ended March 31,	Quarter ended June 30,	Quarter ended September 30,	Quarter ended December 31,
Net sales	$ 6,386,625	$ 8,320,483	$ 6,259,297	$ 6,896,176
Gross profit	$ 834,837	$ 1,064,165	$ 1,048,630	$ 1,092,134
Net loss before extraordinary item	$ (576,815)	$ (606,383)	$ (363,381)	$ (383,920)
Net (loss) income	$ (576,815)	$ (686,494)	$ (363,381)	$ (383,920)
Net (loss) income per share – basic and diluted				
Net (loss) income per share before extraordinary item	$(0.20)	$(0.19)	$(0.07)	$(0.08)
Extraordinary item	-	(0.02)	-	-
Net (loss) income per share	$ (0.20)	$ (0.21)	$ (0.07)	$ (0.08)

	Year ended December 31, 1999			
	Quarter ended March 31,	Quarter ended June 30,	Quarter ended September 30,	Quarter ended December 31,
Net sales	$ 9,706,261	$ 7,737,924	$ 6,267,617	$ 5,419,487
Gross profit	$ 1,862,196	$ 861,069	$ 509,737	$ 479,000
Net (loss) income	$ 144,842	$(1,090,635)	$ (765,191)	$(1,007,124)
Net (loss) income per share – basic and diluted	$ 0.06	$ (0.39)	$ (0.27)	$ (0.36)

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Dynamic Materials Corporation ("DMC" or the "Company") is a worldwide leader in explosive metalworking and, through its Aerospace Group, is involved in a variety of metal forming, machining, welding, and assembly activities. The explosive metalworking business includes the use of explosives to perform metallurgical bonding, or "metal cladding" and shock synthesis of synthetic diamonds. The Company performs metal cladding using its proprietary technologies. The Company's revenues from its explosive metalworking businesses, as a proportion of total Company revenues, have declined in the past two years as a result a significant slowdown in global market demand for explosion bonded clad metal plate and the 1998 acquisitions of AMK Welding, Spin Forge and Precision Machined Products. The Company's Aerospace Group was formed from these three acquisitions and accounted for 22%, 42% and 39% of the Company's 1998, 1999 and 2000 revenues, respectively.

Explosive Metalworking. Clad metal products are used in manufacturing processes or environments that involve highly corrosive chemicals, high temperatures and/or high pressure conditions. For example, the Company fabricates clad metal tube sheets for heat exchangers. Heat exchangers are used in a variety of high temperature, high pressure, highly corrosive chemical processes, such as processing crude oil in the petrochemical industry and processing chemicals used in the manufacture of synthetic fibers. In addition, the Company has produced titanium clad plates used in the fabrication of metal autoclaves to replace autoclaves made of brick and lead for two customers in the mining industry. The Company believes that its clad metal products are an economical, high-performance alternative to the use of solid corrosion-resistant alloys. In addition to clad metal products, the explosive metalworking business includes shock synthesis of synthetic diamonds.

Aerospace Manufacturing. Products manufactured by the Aerospace Group are typically made from sheet metal and forgings that are subsequently machined or formed into precise, three-dimensional shapes that are held to tight tolerances. Metal machining and forming is accomplished through traditional technologies, including spinning, machining, rolling and hydraulic expansion. DMC also performs welding services utilizing a variety of manual and automatic welding techniques that include electron beam and gas tungsten arc welding processes. The Company's forming and welding operations are often performed to support the manufacture of completed assemblies and sub-assemblies required by its customers. Fabrication and assembly services are performed utilizing the Company's close-tolerance machining, forming, welding, inspection and other special service capabilities. The Company's forming, machining, welding and assembly operations serve a variety of product applications in the commercial aircraft, aerospace, defense and power generation industries. Product applications include tactical missile motor cases, titanium pressure tanks for launch vehicles, and complex, high precision component parts for satellites.

The Company completed three separate business acquisitions during 1998. On January 5, 1998, the Company acquired certain assets of AMK Welding, Inc. ("AMK"). AMK supplies commercial aircraft and aerospace-related automatic and manual, gas tungsten and arc welding services. On March 18, 1998, the Company completed the acquisition of certain assets of Spin Forge, LLC ("Spin Forge"). The Company's management believes Spin Forge is one of the country's leading manufacturers of tactical missile motor cases and titanium pressure vessels for the commercial aerospace and defense industries. On December 1, 1998, the Company acquired substantially all of the assets of Precision Machined Products, Inc. ("PMP"). PMP is a contract machining shop specializing in high-precision, high-quality, complex machined parts used in the aerospace, satellite and high technology industries. On March 16, 2001, the Company announced that it has reached agreement to acquire 100% of the stock of Nobleclad Europe S.A. ("Nobleclad") and Nitro Metall Aktiebolag ("Nitro Metall") from Nobel Explosifs France ("NEF"). Nobelclad and Nitro Metall operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively, which generated combined revenues of approximately $10.5 million in calendar year 2000. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of the Company's common stock. The acquisition is expected to close in the third quarter of 2001. The purchase price of approximately $5.4 million will be financed through a $4.0 million intercompany note agreement between the Company and SNPE, Inc. and the assumption of approximately $1.4 million in third party bank debt associated with Nobleclad's planned acquisition of Nitro Metall from NEF prior to the Company's purchase of Nobleclad stock.

On January 8, 1999, the Board of Directors of DMC declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on January 15, 1999, the rights record date, to the stockholders of record on that date. Each Right entitled the registered holder to purchase from DMC one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.05 per share, of DMC at a purchase price of $22.50, subject to adjustment. The rights were redeemed by the Company at a redemption price of $.001 per right on June 20, 2000.

Due largely to the operating loss the Company incurred during 1999, the Company violated certain financial covenants under its debt agreements beginning with the quarter ended September 30, 1999. Once it became apparent that financial covenant violations under its debt agreements would continue, the Company began to evaluate various business strategies and financing alternatives in connection with the need to restructure its debt agreements and/or re-capitalize the Company's balance sheet. These efforts culminated in the Company entering into a Stock Purchase Agreement (the "Agreement") with SNPE, Inc. ("SNPE") that was signed on January 20, 2000 and subsequently approved by the Company's stockholders on June 14, 2000. The closing of the transaction, which was held immediately following stockholder approval, resulted in a payment from SNPE of $5,800,000 to the Company in exchange for 2,109,091 of the Company's common stock at a price of $2.75 per share causing SNPE to become a 50.8% stockholder of the Company on the closing date. The Company also borrowed $3,500,000 on June 14, 2000 under a new credit facility with SNPE. The SNPE credit facility, which bears interest at the Federal Funds Rate plus 1.5%, may be increased to a maximum of $4,500,000 in total borrowings subject to certain approvals by SNPE. Proceeds from the SNPE equity investment, convertible subordinated note issuance and credit facility borrowings enabled the Company to repay all borrowings from its bank under a revolving credit facility on which the Company had been in default since September 30, 1999.

In 2000, the Company experienced significant operating losses as a result of a significant decline in sales revenue and gross margin levels within its Aerospace Group. The Company's Explosive Metalworking Group generated a small operating income in 2000 after incurring significant operating losses in 1999. The Company also experienced, and expects to continue to experience, quarterly fluctuations in operating results caused by various factors, including the timing and size of orders from major customers, customer inventory levels, shifts in product mix, the occurrence of acquisition and divestiture-related costs, and general economic conditions. The Company typically does not obtain long-term volume purchase contracts from its customers. Quarterly sales and operating results therefore depend on the volume and timing of backlog as well as bookings received during the quarter. A significant portion of the Company's operating expenses is fixed, and planned expenditures are based primarily on sales forecasts and product development programs. If sales do not meet the Company's expectations in any given period, the adverse impact on operating results may be magnified by the Company's inability to adjust operating expenses sufficiently or quickly enough to compensate for such a shortfall. In addition, the Company uses numerous suppliers of alloys, steels and other materials for its operations. The Company typically bears a short-term risk of alloy, steel and other component price increases, which could adversely affect the Company's gross profit margins. Although the Company will work with customers and suppliers to minimize the impact of any component shortages, component shortages have had, and are expected from time to time to have, short-term adverse effects on the Company's business. Results of operations in any period should not be considered indicative of the results to be expected for any future period. Fluctuations in operating results may also result in fluctuations in the price of the Company's common stock.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Sales. Net sales for 2000 decreased 4.4% to $27,862,581 from $29,131,289 in 1999. The Company's Aerospace Group contributed $10,896,904 to 2000 sales (39.1% of total sales) sales versus sales of $12,116,650 in 1999 (41.6% of total sales). This decrease of $1,219,746, or 10.1%, reflects a $1,829,045 decline in sales at Spin Forge that is attributable to a major customer deferring shipments on a long-term production contract from 2000 to the latter part of 2001 and decreased sales under certain missile motor case programs. The sales decrease that the Aerospace Group experienced in 2000 is expected to reverse itself in 2001. Sales by the Explosive Metalworking Group, whose operations include explosion bonding of clad metal and shock synthesis of synthetic diamonds, decreased 0.3% from $17,014,639 in 1999 (58.4% of total sales) to $16,965,677 in 2000 (60.9% of total sales). The small decrease reflects the continued effects of a significant, cyclical slowdown in global market demand for explosion bonded clad metal plate that continued from 1999 through the year 2000. Strong booking activity during the early part of 2001 supports the Company's belief that the global market demand for clad metal products is improving.

Gross Profit. Despite the 4.4% decrease in the Company's net sales, gross profit for 2000 increased by 8.8% to $4,039,766 from $3,712,002 in 1999. The Company's gross profit margin for 2000 was 14.5%, a 14.2% increase from the gross profit margin of 12.7% in 1999. The gross profit margin for the Company's Explosion Metalworking Group increased from 4.4% in 1999 to 16.0% in 2000, while the gross profit margin for the Aerospace Group decreased to 13.5% in 2000 from 24.5% in 1999. The large increase in the gross profit margin for the Explosive Metalworking Group is principally due to significant reductions in fixed manufacturing overhead costs resulting from the July 1999 closing of the Group's Colorado manufacturing facility and the consolidation of all of the Group's manufacturing activities in its new Mount Braddock, Pennsylvania plant. Price increases during the last half of the year also contributed to the Explosive Metalworking Group's improved gross margin performance. The significant decline in the gross margin rate for the Aerospace Group reflects a large decrease in sales at Spin Forge and a decrease in gross margin levels at Precision Machined Products and AMK Welding due to product mix changes and higher operating expenses. The weak financial performance of the Aerospace Group is being addressed through expanded sales and marketing programs, organizational changes at all three divisions and the implementation of new production control and scheduling systems. The Company believes that these changes should enable the Group to return to profitability before the end of 2001.

General and Administrative. General and administrative expenses increased by $85,953, or 2.4%, to $3,622,403 in 2000 from $3,536,450 in 1999. As a percentage of net sales, general and administrative expenses increased from 12.1% in 1999 to 13.0% in 2000. This increased percentage is largely attributable to the decrease in the Company's sales during 2000. General and administrative expenses in 2000 included $56,780 of non-recurring severance pay.

Selling Expense. Selling expenses increased by 4.1% to $1,483,476 in 2000 from $1,424,774 in 1999. As a percentage of net sales, selling expenses increased from 4.9% in 1999 to 5.3% in 2000. Year 2000 selling expenses included $80,284 of non-recurring expenses associated with severance pay and other employee separation costs within the Explosive Metalworking Group sales department. Excluding non-recurring employee separation costs, selling expenses decreased by $21,582 or 1.5% from 1999 to 2000.

Start-up Costs. In the third quarter of 1998, the Company began to separately report the start-up costs associated with the construction of a new facility in Pennsylvania for the manufacture of clad metal plates. These start-up costs included salaries, benefits and travel expenses for Company employees assigned to this project, field office expenses and other operating expenses directly associated with this construction project. The new facility commenced operations in August 1999 at which time all operating costs associated with this new facility began to be recorded as manufacturing overhead that is included in the computation of cost of products sold. Start-up costs in 1999 totaled $334,372.

Plant Closing Costs. On April 23, 1999, the Company announced that it would be closing its Louisville, Colorado-based explosion bonded clad metal plate manufacturing facility in the third quarter of 1999 and consolidating all of its Explosive Metalworking Group operations into the new Pennsylvania-based clad metal plate manufacturing facility. For the year ended December 31, 1999, the Company recorded non-recurring charges of $812,197 related to costs associated with this plant closing. No additional plant closing costs were incurred subsequent to December 31, 1999. Plant closing costs include severance pay to terminated employees, outplacement service fees and certain expenses incurred in connection with final plant shutdown, clean-up and site reclamation work subsequent to the discontinuation of manufacturing activities at this facility in July.

Impairment of Long-lived Assets. In connection with the plant closing discussed above, the Company identified certain long-lived assets associated with its Colorado manufacturing operations that were to be abandoned and that had negligible fair market values. Accordingly, the Company recorded asset impairment write-down charges in the aggregate amount of $179,004 during 1999.

The Company also identified certain inventory that was determined to have little value as a result of the plant closing. This inventory, which totaled approximately $108,000, was consequently written off in 1999 as a charge to cost of products sold.

Costs Related to Attempted Asset Disposition. On June 23, 1999, the Company announced that it had entered into an agreement to sell certain assets relating to its Explosive Metalworking Group to AMETEK for approximately $17 million. However, on October 20, 1999, AMETEK notified the Company that it was terminating the Asset Purchase Agreement. In connection with the Company's efforts during 1999 to sell its Explosive Metalworking Group, the Company recorded non-recurring expenses of $322,098. These expenses related principally to investment banking, legal and other third party fees associated with the terminated AMETEK transaction.

Income (Loss) from Operations. The Company reported a $1,066,113 loss from operations in 2000 compared to a loss from operations of $2,896,893 in 1999. The $1,830,780 year-to-year decrease in the Company's loss from operations reflects a significant improvement in operating results for the Explosive Metalworking Group that was partially offset by the first-ever operating loss for the Aerospace Group. The Explosive Metalworking Group reported income from operations of $82,149 in 2000, as compared to a loss from operations of $3,437,118 in 1999 that included $1,325,573 of non-recurring expenses associated with new facility start-up costs, plant closing costs and asset impairment write-downs. Excluding these non-recurring expenses, the Explosive Metalworking Group operating results showed a year-to-year improvement of $2,193,694 on sales that were essentially unchanged from 1999 to 2000. These improved results reflect an increase in gross margins from 4.4% in 1999 to 16.0% in 2000, resulting from fixed manufacturing cost savings in 2000 associated with the consolidation of manufacturing facilities in 1999 and stronger selling prices during the second half of 2000. The Company's Aerospace Group reported a loss from operations of $1,148,262 in 2000, as compared to income from operations of $862,323 in 1999. This unfavorable variance is attributable to the large decline in year-to-year sales at Spin Forge and reduced gross profit levels at Precision Machined Products and AMK Welding. The weak financial performance of the Aerospace Group is being addressed through expanded sales and marketing programs, organizational changes at all three divisions and the implementation of new production control and scheduling systems. The Company believes that these changes should enable the Group to return to profitability before the end of 2001.

Interest Expense. Interest expense increased by 8.3% to $1,094,181 in 2000 from $1,009,911 in 1999. This increase is attributable to interest expense under the Company's industrial development revenue bonds that were used to finance the new clad metal plate manufacturing facility in Pennsylvania. Interest expense on the bonds was capitalized during the construction period, which ended on August 1, 1999, and expensed thereafter as the facility became operational. The increase in bond interest expense was partly offset by a decrease in interest on other outstanding debt that resulted from the reduction in revolving credit debt that was made possible by the equity invested in the Company by SNPE, Inc. on June 14, 2000.

Income Tax Benefit. The Company recorded no income tax benefit in 2000 and an income tax benefit of $1,154,000 in 1999. The Company was able to carry-back a major portion of its 1999 loss to prior years in which the Company generated taxable income and recognize a tax benefit associated with these loss carry-backs. However, the 1999 tax loss exceeded the amount of Federal tax that could carried back to the 1997 and 1998 tax years and the Company did not recognize a tax benefit with respect to the portion of the 1999 tax loss that can be carried forward. Additionally, the 1999 tax loss could not be carried back for state tax purposes. As a result of the foregoing factors, the effective tax benefit rate of 29.8% in 1999 was significantly lower than the Company's effective tax rate of 39.0% in 1998. Again in 2000, the Company did not record a tax benefit associated with the tax loss that can be carried forward since the future realization of the tax benefits associated with the tax loss carry-forwards remains uncertain as of the date of the December 31, 2000 financial statements.

Extraordinary Item – Loss from Extinguishment of Debt. In December 1998, the Company entered into an interest rate swap agreement with its bank related to the bank lines of credit. The Company terminated this swap agreement in the third quarter of 1999 resulting in a deferred gain of $45,600 that was being amortized over the terms of the acquisition line of credit. Once the bank lines of credit were extinguished as part of the SNPE transaction, the unamortized deferred gain of $31,388 was offset against the unamortized deferred finance charges of $111,499 related to the lines of credit and recorded as an extraordinary loss of extinguishment.

Net Income (Loss). The Company recorded a net loss of $2,010,610 in 2000 as compared a net loss of $2,718,108 in 1999. The $707,498 decrease in the Company's net loss is much lower than the decreased operating loss from 1999 to 2000 would suggest due to the recognition of $1,154,000 in tax benefits in 1999 versus the recognition of no tax benefit in 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Net Sales. Net sales for 1999 decreased 23.8% to $29,131,289 from $38,212,051 in 1998. The Company's new Aerospace Group, which was formed in 1998 as a result of the acquisitions of AMK, Spin Forge and PMP, contributed $12,116,650 to 1999 sales (41.6% of total sales) sales versus sales of $8,484,778 in 1998 (22.2% of total sales). This 42.8% increase in Aerospace Group sales is largely due to the December 1, 1998 acquisition of PMP whose results are included in Aerospace Group sales for all of 1999 but only one month of 1998. The increase in Aerospace Group sales was more than offset by a $12,712,634 decline in sales by the Company's Explosion Metalworking Group. Sales by this Group, whose operations include explosion bonding of clad metal and shock synthesis of synthetic diamonds, decreased 42.8% from $29,727,273 in 1998 (77.8% of total sales) to $17,014,639 in 1999 (58.4% of total sales). The large decrease in Explosive Metalworking Group sales reflects a significant slowdown in global market demand for explosion bonded clad metal plate that is expected to continue for the year 2000.

Gross Profit. As a result of the sharp decline in the Company's net sales, gross profit for 1999 decreased by 52.6% to $3,712,002 from $7,839,451 in 1998. The Company's gross profit margin for 1999 was 12.7%, a 38.0% decline from the gross profit margin of 20.5% in 1998. Gross profit margin for the Company's Explosion Metalworking Group decreased from 18.1% in 1998 to 4.4% in 1999, while the 1999 gross profit margin for the Aerospace Group decreased to 24.5% from 29.2% in 1998. The large decrease in the gross profit margin for the Explosive Metalworking Group is principally due to unfavorable fixed manufacturing overhead cost variances associated with the sharp declines in production and sales of clad plates. Fixed manufacturing overhead costs for the Explosive Metalworking Group have been significantly reduced through the July 1999 closing of the Group's Colorado manufacturing facility and consolidation of all of the Group's manufacturing activities in its new Mount Braddock, Pennsylvania plant. The decline in the gross margin rate for the Aerospace Group reflects a decrease in year-to-year sales at Spin Forge and related unfavorable absorption of fixed manufacturing overhead expenses into cost of products sold.

General and Administrative. General and administrative expenses increased by $273,457, or 8.4%, to $3,536,450 in 1999 from $3,262,993 in 1998. This increase includes a $556,108 increase in direct Aerospace Group general and administrative expenses. The increase in direct general and administrative expenses of the Aerospace Group relates to the timing of the 1998 acquisitions of AMK, Spin Forge and PMP that were completed on January 5, March 18 and December 1, 1998, respectively. As a percentage of net sales, general and administrative expenses increased from 8.5% in 1998 to 12.1% in 1999. This increased percentage is largely attributable to the significant decrease in sales by the Explosive Metalworking Group.

Selling Expense. Selling expenses decreased by 23.0% to $1,424,774 in 1999 from $1,850,973 in 1998. This decrease reflects lower expense levels in a number of categories, including compensation and benefits, advertising and promotion, reserves for bad debts and travel and entertainment expenses. Compensation and benefit expense decreases are associated with reduced staffing levels in response to the decline in demand for explosion bonded clad metal plate. However, due to the 23.8% decrease in 1999 sales, selling expenses as a percentage of net sales increased slightly from 4.8% in 1998 to 4.9% in 1999.

Start-up Costs. In the third quarter of 1998, the Company began to separately report the start-up costs associated with the construction of a new facility in Pennsylvania for the manufacture of clad metal plates. Start-up costs increased from $189,529 in 1998 to $334,372 in 1999. These start-up costs included salaries, benefits and travel expenses for Company employees assigned to this project, field office expenses and other operating expenses directly associated with this construction project. The new facility commenced operations in August 1999 at which time all operating costs associated with this new facility began to be recorded as manufacturing overhead that is included in the computation of cost of products sold.

Plant Closing Costs. On April 23, 1999, the Company announced that it would be closing its Louisville, Colorado-based explosion bonded clad metal plate manufacturing facility in the third quarter of 1999 and consolidating all of its Explosive Metalworking Group operations into the new Pennsylvania-based clad metal plate manufacturing facility. For the year ended December 31, 1999, the Company recorded non-recurring charges of $812,197 related to costs associated with this plant closing. Plant closing costs include severance pay to terminated employees, outplacement service fees and certain expenses incurred in connection with final plant shutdown, clean-up and site reclamation work subsequent to the discontinuation of manufacturing activities at this facility in July.

Impairment of Long-lived Assets. In connection with the plant closing discussed above, the Company identified certain long-lived assets associated with its Colorado manufacturing operations that were to be abandoned and that had negligible fair market values. Accordingly, the Company recorded asset impairment write-down charges in the aggregate amount of $179,004 during 1999.

The Company also identified certain inventory that was determined to have little value as a result of the plant closing. This inventory, which totaled approximately $108,000, was consequently written off in 1999 as a charge to cost of products sold.

Costs Related to Attempted Asset Disposition. On June 23, 1999, the Company announced that it had entered into an agreement to sell certain assets relating to its Explosive Metalworking Group to AMETEK for approximately $17 million. However, on October 20, 1999, AMETEK notified the Company that it was terminating the Asset Purchase Agreement. In connection with the Company's efforts during 1999 to sell its Explosive Metalworking Group, the Company recorded non-recurring expenses of $322,098. These expenses related principally to investment banking, legal and other third party fees associated with the terminated AMETEK transaction.

Income (Loss) from Operations. The Company reported a $2,896,893 loss from operations in 1999 compared to income from operations of $2,535,956 in 1998. The 1999 operating loss is a result of the 23.8% decrease in net sales discussed above and non-recurring charges in the aggregate amount of $1,647,671 associated with plant closing costs, new facility start-up costs, asset impairment write-downs and expenses incurred in connection with efforts to sell the Explosive Metalworking Group. The Company's Aerospace Group reported income from operations of $862,323 in 1999 as compared to $1,283,338 in 1998; with this decrease being largely attributable to unfavorable product mix changes that resulted decreased gross margin levels. The Explosive Metalworking Group reported a loss from operations of $3,437,118 in 1999, including $1,325,573 of non-recurring expenses associated with new facility start-up costs, plant closing costs and asset impairment write-downs, as compared to income from operations of $1,252,618 in 1998. Non-recurring corporate costs in the amount of $322,098 that were incurred in connection with the attempted sale of the Explosive Metalworking Group were not allocated to either of the Company's two business segments in computing the above business segment income (loss) from operations amounts for 1999.

Interest Expense. Interest expense increased by 256% to $1,009,911 in 1999 from $283,706 in 1998. This large increase is attributable to borrowings under the Company's revolving line of credit with the Company's bank that were required to finance the 1998 acquisitions of AMK, Spin Forge and PMP and that were outstanding for a full year in 1999 and to interest expense under the Company's industrial development revenue bonds that were used to finance the new clad metal plate manufacturing facility in Pennsylvania. Interest expense on the bonds was capitalized during the construction period, which ended on August 1, 1999, and expensed thereafter as the facility became operational.

Income Tax Provision. Due to losses before income taxes and the ability to carry-back the major portion of these losses to prior years in which the Company generated taxable income, the Company recorded an income tax benefit of $1,154,000 in 1999 as compared to a tax provision of $887,000 in 1998. The effective tax rates for recording the 1999 tax benefit and the 1998 tax provision were 29.8% and 39.0%, respectively. The 1999 tax loss exceeded the amount of Federal tax that can be carried back to the 1997 and 1998 tax years and the Company did not recognize a tax benefit with respect to the portion of the 1999 tax loss that can be carried forward. Additionally, the 1999 tax loss cannot be carried back for state tax purposes. As a result of the foregoing factors, the effective tax benefit rate for 1999 was significantly lower than the Company's effective tax rate for 1998.

Net Income (Loss). The Company recorded a net loss of $2,718,108 in 1999 as compared to net income of $1,385,756 in 1998. The significant decrease in net earnings was primarily attributable to decreased gross profit from the Company's explosion metalworking group, non-recurring expenses in the aggregate amount of $1,647,671 associated with plant closing costs, new facility start-up costs, asset impairment write-downs and expenses incurred in connection with efforts to sell the Explosive Metalworking Group and increased interest expense.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company has obtained most of its operational financing from a combination of operating activities and an asset-backed revolving credit facility. Due primarily to the operating losses the Company incurred during 1999 and the first quarter of 2000, the Company violated certain financial covenants under both the revolving credit facility that was then in effect and the reimbursement agreement related to the letter of credit supporting payment of principal and interest under the Company's industrial revenue development bonds (the "Bonds") used to finance the construction of its manufacturing facilities in Pennsylvania. On June 14, 2000 the Company's stockholders approved a Stock Purchase Agreement (the "Agreement") between the Company and SNPE, Inc ("SNPE"). The closing of the transaction, which was held immediately following stockholder approval, resulted in a payment from SNPE of $5,800,000 to the Company in exchange for 2,109,091 shares of the Company's common stock at a price of $2.75 per share causing SNPE to become a 50.8% stockholder of the Company on the closing date. An additional $1,200,000 cash payment was made by SNPE to the Company to purchase a five-year, 5% Convertible Subordinated Note that is convertible in whole or in part into common stock by SNPE at a conversion price of $6 per share. The Company also borrowed $3,500,000 on June 14, 2000 under a new credit facility with SNPE that bears interest at the Federal Funds Rate plus 1.5% and may be increased to a maximum of $4,500,000 in total borrowings subject to certain approvals by SNPE. Proceeds from the SNPE equity investment, convertible subordinated note issuance and credit facility borrowings aggregated $10,500,000 and enabled the Company to repay all outstanding borrowings under its bank revolving credit facility on which the Company had been in default since September 30, 1999. The bank revolving credit facility was terminated on June 14, 2000. As a result of the SNPE debt and equity infusion, the Company was also able to restructure financial covenants under the reimbursement agreement with its bank relating to the industrial development revenue bonds and is currently in full compliance with all provisions of its debt agreements. The three-year bank letter of credit that supports the Company's industrial development revenue bonds expires in September 2001. Company management believes that the Company will be able to obtain a replacement letter of credit arrangement on terms similar to those of the existing letter of credit and underlying reimbursement agreement.

The Company believes that its cash flow from operations and funds available under its credit facility with SNPE, or a replacement credit facility with a third party financial institution, will be sufficient to fund working capital, debt service obligations and capital expenditure requirements of its current business operations for the foreseeable future. SNPE has agreed to extend its credit facility, which is currently callable upon 90 days' notice and had an original maturity date of June 30, 2001, to March 31, 2002. Management of the Company intends to replace the SNPE credit facility with a new third party credit facility during the last half of 2001 or the early part of 2002 and believes that the Company's strengthened balance sheet and improving operating results will enable the Company to secure such third party financing on reasonable terms. Until the Company is able to secure such third party financing on reasonable terms, it will continue to rely on the financial support of SNPE. Company management believes that it will be able to negotiate an increase in the SNPE credit facility during 2001 if the Company's working capital requirements increase as a result of the anticipated sales growth during the year. A significant portion of the Company's sales is derived from a relatively small number of customers; therefore, the failure to perform existing contracts on a timely basis, and to receive payment for such services in a timely manner, or to enter into future contracts at projected volumes and profitability levels could adversely affect the Company's ability to meet its cash requirements exclusively through operating activities. Consequently, any restriction on the availability of borrowing under the SNPE credit facility or a replacement facility could negatively affect the Company's ability to meet its future cash requirements.

Highlights From the Statement of Cash Flows for the Year Ended December 31, 2000

Net cash flows used in operating activities for the year ended December 31, 2000 was $134,702, which consisted primarily of a net loss of $2,010,610 that was largely offset by depreciation and amortization expense of $1,569,124 and positive net changes in various components of working capital. Sources of cash flow from working capital included a $1,360,000 reduction in income tax receivable and a $419,507 increase in accounts payable and accrued expenses. These positive changes in working capital were largely offset by increases in accounts receivable and inventories of $815,244 and $470,327, respectively.

Net cash flow from investing activities for the year ended December 31, 2000 was $1,215,290. Significant sources of cash flow from investing activities included $940,036 in proceeds from the sales of property, plant and equipment, $354,588 from the repayment of a loan to a related party, $255,008 from the release of bond proceeds and $245,971 from other changes in noncurrent assets. These sources were partially offset by capital expenditures of $570,223, including $336,347 of expenditures on the new manufacturing facility in Pennsylvania.

Financing activities for the year ended December 31, 2000 used $894,058 of cash. Significant sources of cash flow from financing activities included net proceeds in the aggregate amount of $10,186,252 from the SNPE transaction that closed on June 14, 2000. Sources of cash flow from the SNPE transaction were more than offset by the repayment of $10,255,000 in bank line of credit borrowings and $680,000 of industrial development revenue bond principal payments.

Highlights from the Statement of Cash Flows for the year ended December 31, 1999

Net cash flows used in operating activities for the year ended December 31, 1999 was $111,522, which was comprised of a net loss of $2,718,108 largely offset by depreciation and amortization expense of $1,513,270 and net positive changes in various components of working capital.

Net cash used from investing activities for the year ended December 31, 1999 was $826,658. Significant uses of cash for investing activities included cash paid in connection with the construction of the Company's new cladding facility totaling $5,082,680 and other capital expenditures totaling $351,425. These uses of cash were partially offset by the release of bond proceeds of $4,735,362.

Net cash flow from financing activities for the year ended December 31, 1999 was $938,180. Significant sources of cash from investing activities included borrowings on the bank line of credit of $1,500,000, cash received upon the termination of the swap agreements of $150,900 and net proceed from the issuance of common stock of $102,305. These sources of cash were partly offset by the repayment of the bank overdraft of $611,833 and payments on the industrial development revenue bonds of $165,000.

Highlights from the Statement of Cash Flows for the year ended December 31, 1998

Net cash flows from operating activities for the year ended December 31, 1998 was $2,786,547. Significant sources of cash flow included net income of $1,385,756, depreciation and amortization of $1,107,651 and net positive changes in various components of working capital.

Net cash used in investing activities during the year ended December 31, 1998 was $18,535,339. Significant uses of cash included the investment of bond proceeds of $6,550,707, the acquisitions of Spin Forge, PMP and AMK which totaled $10,425,579, cash paid in connection with the construction of the Company's new cladding facility totaling $1,853,723, other capital expenditures of $961,092 and a loan to a related party of $280,000. The only significant source of cash was the release of bond proceeds of $1,501,726.

Net cash flows from financing activities for the year ended December 31, 1998 was $15,694,983. Significant components of these cash flows include the industrial development revenue bond proceeds of $6,850,000, net borrowings on the bank lines of credit of $8,600,000 and the bank overdraft of $805,304. Significant uses of cash from financing activities were bond issue costs paid totaling $195,720, the payment of financing costs of $100,216 and the cash paid in connection with shares repurchased from a related party totaling $425,285.

Forward-Looking Statements

Statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Factors that could cause actual results to differ materially include, but are not limited to the following: the ability to obtain new contracts at attractive prices; the size and timing of customer orders; fluctuations in customer demand; competitive factors; the timely completion of contracts; any actions which may be taken by SNPE as the controlling shareholder of the Company with respect to the Company and its businesses; the timing and size of expenditures; the timely receipt of government approvals and permits; the adequacy of local labor supplies at the Company's facilities; the availability and cost of funds; and general economic conditions, both domestically and abroad. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 7A Quantitative and Qualitative Disclosure about Market Risk

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates, primarily debt obligations. Since most of the Company's obligations carry variable interest rates, there is no material difference between the book value and the fair value of those obligations.

	As of December 31, 2000
Line of credit with SNPE, Inc. – variable rate	$ 3,750,000
Interest rate	8.18%
Subordinated note with SNPE, Inc. – fixed rate	$ 1,200,000
Interest rate	5.00%
Industrial development revenue	
Bonds – variable rate	$ 6,005,000
Interest rate	5.10%

	As of December 31, 1999
Bank lines of credit – variable rate	$ 10,100,000
Weighted average interest rate	8.94%
Industrial development revenue	
Bonds – variable rate	$ 6,685,000
Interest rate	5.70%

The table below presents principal cash flows and related weighted-average interest rates by expected maturity dates for the Company's debt obligations.

	As of December 31, 2000					
	2001	2002	2003	2004	2005 and Thereafter	Total
Line of credit with SNPE, Inc.	-	$ 3,750,000	-	-	-	$ 3,750,000
Weighted average interest rate	8.18%	8.18%	-	-	-	8.18%
Subordinated note with SNPE, Inc.	-	-	-	-	$ 1,200,000	$ 1,200,000
	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Industrial development						
Revenue bonds	$ 725,000	$ 795,000	$ 855,000	$ 930,000	$ 2,700,000	$ 6,005,000
Interest rate	5.10%	5.10%	5.10%	5.10%	5.10%	5.10%

ITEM 8. Financial Statements

DYNAMIC MATERIALS CORPORATION
INDEX TO FINANCIAL STATEMENTS

As of December 31, 2000 and 1999 and for the Three Years Ended
December 2000, 1999 and 1998

The financial statement schedules required by Regulation S-X are filed under Item 14 "Exhibits, Financial Statement Schedules and Reports on Form 8-K".

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Dynamic Materials Corporation:

We have audited the accompanying balance sheets of DYNAMIC MATERIALS CORPORATION (a Delaware corporation) as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Materials Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Denver, Colorado
February 28, 2001
(Except with respect to the matter discussed in Note 12, as to which the date is March 15, 2001)

DYNAMIC MATERIALS CORPORATION

BALANCE SHEETS

AS OF DECEMBER 31, 2000 AND 1999

ASSETS	2000	1999
CURRENT ASSETS:		
Cash and cash equivalents	$186,530	-
Accounts receivable, net of allowance for doubtful accounts of $130,000 and $112,000, respectively	4,632,123	3,816,879
Inventories	3,881,155	3,410,828
Prepaid expenses and other	258,493	310,477
Income tax receivable	-	1,360,000
Total current assets	8,958,301	8,898,184
PROPERTY, PLANT AND EQUIPMENT	17,769,509	18,867,796
Less- Accumulated depreciation	(4,492,850)	(4,538,838)
Property, plant and equipment—net	13,276,659	14,328,958
CONSTRUCTION IN PROCESS	-	389,795
RESTRICTED CASH AND INVESTMENTS	179,394	424,312
RECEIVABLE FROM RELATED PARTY	-	354,588
INTANGIBLE ASSETS, net of accumulated amortization of $1,094,870 and $786,077, respectively	4,992,750	5,281,543
OTHER ASSETS, net	260,351	409,938
	$27,667,455	$30,087,318

The accompanying notes to financial statements are an integral part of these balance sheets.

DYNAMIC MATERIALS CORPORATION

BALANCE SHEETS

AS OF DECEMBER 31, 2000 AND 1999

LIABILITIES AND STOCKHOLDERS' EQUITY	2000	1999
CURRENT LIABILITIES:		
Bank overdraft	-	$ 193,471
Accounts payable	2,051,301	1,810,577
Accrued expenses	1,275,579	1,096,796
Current maturities on long-term debt	725,000	16,785,000
Current portion of capital lease obligation	3,394	35,230
Total current liabilities	4,055,274	19,921,074
LONG-TERM DEBT	10,230,000	-
CAPITAL LEASE OBLIGATION	-	3,069
DEFERRED GAIN ON SWAP TERMINATION	77,887	133,192
Total liabilities	14,363,161	20,057,335
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.05 par value; 4,000,000 shares authorized; no issued and outstanding shares	-	-
Common stock, $.05 par value; 15,000,000 shares authorized; 4,990,331 and 2,842,429 shares issued and outstanding, respectively	249,517	142,122
Additional paid-in capital	12,262,109	7,122,553
Deferred compensation	-	(37,970)
Retained earnings	792,668	2,803,278
	13,304,294	10,029,983
	$ 27,667,455	$ 30,087,318

The accompanying notes to financial statements are an integral part of these balance sheets.

DYNAMIC MATERIALS CORPORATION

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	2000	1999	1998
NET SALES	$27,862,581	$29,131,289	$38,212,051
COST OF PRODUCTS SOLD	23,822,815	25,419,287	30,372,600
Gross profit	4,039,766	3,712,002	7,839,451
COSTS AND EXPENSES:			
General and administrative expenses	3,622,403	3,536,450	3,262,993
Selling expenses	1,483,476	1,424,774	1,850,973
New facility start up costs	-	334,372	189,529
Plant closing costs	-	812,197	-
Impairment of long-lived assets	-	179,004	-
Costs related to attempted asset disposition	-	322,098	-
Total costs and expenses	5,105,879	6,608,895	5,303,495
(LOSS) INCOME FROM OPERATIONS	(1,066,113)	(2,896,893)	2,535,956
OTHER INCOME (EXPENSE):			
Other income	198,290	14,784	8,921
Interest expense, net of amounts capitalized	(1,094,181)	(1,009,911)	(283,706)
Interest income	31,505	19,912	11,585
(Loss) income before income taxes	(1,930,499)	(3,872,108)	2,272,756
INCOME TAX BENEFIT (EXPENSE)	-	1,154,000	(887,000)
NET (LOSS) INCOME BEFORE EXTRAORDINARY ITEM	(1,930,499)	(2,718,108)	1,385,756
EXTRAORDINARY ITEM – LOSS FROM EARLY EXTINGUISHMENT OF DEBT	(80,111)	-	-
NET (LOSS) INCOME	$ (2,010,610)	$ (2,718,108)	$ 1,385,756
NET (LOSS) INCOME PER SHARE – BASIC			
Net (loss) income before extraordinary item	$ (0.48)	$ (0.96)	$ 0.50
Extraordinary item	(0.02)	-	-
Net (loss) income	$ (0.50)	$ (0.96)	$ 0.50
NET (LOSS) INCOME PER SHARE – DILUTED			
Net (loss) income before extraordinary item	$ (0.48)	$ (0.96)	$ 0.49
Extraordinary item	(0.02)	-	-
Net (loss) income	$ (0.50)	$ (0.96)	$ 0.49
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING			
Basic	4,004,873	2,822,184	2,770,139
Diluted	4,004,873	2,822,184	2,852,547

The accompanying notes to financial statements are an integral part of these statements.

DYNAMIC MATERIALS CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	Common Stock		Additional Paid-In	Deferred	Retained
	Shares	Amount	Capital	Compensation	Earnings
BALANCES, December 31, 1997	2,718,708	$ 135,936	$6,587,911	$ -	$ 4,135,630
Common stock issued for stock option exercises	57,115	2,856	139,865	-	-
Common stock issued in connection with the Employee Stock Purchase Plan	23,068	1,153	111,271	-	-
Tax benefit related to non-statutory options	-	-	20,021	-	-
Shares issued in connection with the purchase of Spin Forge	50,000	2,500	447,300	-	-
Restricted stock grant related to the purchase of Spin Forge	7,500	375	67,125	(67,500)	-
Shares issued in connection with the purchase of PMP	40,000	2,000	213,680	-	-
Amortization of deferred compensation	-	-	-	12,655	-
Shares repurchased from related party	(73,168)	(3,658)	(421,627)	-	-
Shares received from related party in partial satisfaction of related party receivable	(24,832)	(1,242)	(143,096)	-	-
Net income	-	-	-	-	1,385,756
BALANCES, December 31, 1998	2,798,391	139,920	7,022,450	(54,845)	5,521,386

The accompanying notes to financial statements are an integral part of these statements.

DYNAMIC MATERIALS CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	Common Stock		Additional Paid-In	Deferred	Retained
	Shares	Amount	Capital	Compensation	Earnings
BALANCES, December 31, 1998	2,798,391	$ 139,920	$ 7,022,450	$ (54,845)	$ 5,521,386
Common stock issued for stock option exercises	19,500	975	52,150	-	-
Common stock issued in connection with the Employee Stock Purchase Plan	24,538	1,227	47,953	-	-
Amortization of deferred compensation	-	-	-	16,875	-
Net loss	-	-	-	-	(2,718,108)
BALANCES, December 31, 1999	2,842,429	142,122	7,122,553	(37,970)	2,803,278
Common stock issued to SNPE, Inc., net $563,748 in of issuance costs	2,109,091	105,455	5,130,797	-	-
Common stock issued in connection with the Employee Stock Purchase Plan	42,561	2,128	42,322	-	-
Amortization of deferred compensation	-	-	-	4,219	-
Forfeiture of restricted stock grant	(3,750)	(188)	(33,563)	33,751	-
Net loss	-	-	-	-	(2,010,610)
BALANCES, December 31, 2000	4,990,331	$ 249,517	$12,262,109	$ -	$ 792,668

The accompanying notes to financial statements are an integral part of these statements.

DYNAMIC MATERIALS CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (2,010,610)	$(2,718,108)	$ 1,385,756
Adjustments to reconcile net (loss) income to net cash flows from operating activities-			
Depreciation	1,311,417	1,187,785	942,688
Amortization	308,793	326,318	152,308
Amortization of deferred compensation	4,219	16,875	12,655
Amortization of deferred gain on swap termination	(55,305)	(17,708)	-
Provision for deferred income taxes	-	66,300	119,900
Impairment of long-lived assets	-	179,004	-
Gain on sale of property, plant and equipment	(185,570)	-	-
Change in (excluding acquisitions)-			
Accounts receivable, net	(815,244)	1,015,779	578,209
Inventories	(470,327)	1,963,001	18,090
Prepaid expenses and other	(1,582)	(95,701)	(34,235)
Income tax receivable	1,360,000	(860,068)	(204,938)
Accounts payable	240,724	(537,513)	(786,769)
Accrued expenses	178,783	(637,486)	602,883
Net cash flows from operating activities	(134,702)	(111,522)	2,786,547
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment and earnings on bond proceeds	(10,090)	(110,693)	(6,550,707)
Release of bond proceeds by trustee	255,008	4,735,362	1,501,726
Cash paid in connection with the construction of the new facility	(336,347)	(5,082,680)	(1,853,723)
Purchase of AMK assets	-	-	(939,968)
Purchase of Spin Forge assets	-	-	(2,615,691)
Purchase of PMP assets	-	-	(6,869,920)
Acquisition of property, plant and equipment	(233,876)	(351,425)	(961,092)
Loan to related party	-	(74,588)	(280,000)
Proceeds from repayment of loan to related party	354,588	-	-
Change in other noncurrent assets	245,971	57,366	34,036
Proceeds on sale of property, plant and equipment	940,036	-	-
Net cash flows from investing activities	1,215,290	(826,658)	(18,535,339)

The accompanying notes to financial statements are an integral part of these statements.

DYNAMIC MATERIALS CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	2000	1999	1998
CASH FLOWS FROM FINANCING ACTIVITIES:			
Industrial development revenue bond proceeds	$ -	$ -	$ 6,850,000
Bond issue costs paid	-	-	(195,720)
Borrowings/(payments) on bank line of credit, net	155,000	1,500,000	8,600,000
Repayment on bank line of credit	(10,255,000)	-	-
Payment on industrial development revenue bonds	(680,000)	(165,000)	-
Proceeds from issuance of common stock to SNPE, Inc., net of issuance costs	5,236,252	-	-
Borrowings on SNPE, Inc. line of credit	3,750,000	-	-
Borrowings on SNPE, Inc. convertible subordinated note	1,200,000	-	-
Payments on long-term debt	-	(5,742)	(84,378)
Payments on capital lease obligation	(34,905)	(32,450)	(29,888)
Payment of deferred financing costs	(116,384)	-	(100,216)
Cash received upon termination of swap agreements	-	150,900	-
Repayment of bank overdraft	(193,471)	(611,833)	-
Bank overdraft	-	-	805,304
Cash paid in connection with the shares repurchased from related party	-	-	(425,285)
Net proceeds from issuance of common stock	44,450	102,305	255,145
Tax benefit related to non-statutory options	-	-	20,021
Net cash flows from financing activities	(894,058)	938,180	15,694,983
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	186,530	-	(53,809)
CASH AND CASH EQUIVALENTS, beginning of the year	-	-	53,809
CASH AND CASH EQUIVALENTS, end of the year	$ 186,530	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for-			
Interest, net of amounts capitalized	$ 850,717	$ 951,507	$ 138,677
Income taxes	$ -	$ 145,307	$ 952,017

NON-CASH INVESTING ACTIVITIES:

During 1998, $144,338 of the shares acquired from a related party were in satisfaction of a receivable from that party.

Acquisitions:

	2000	1999	1998
Accounts receivable	$ -	$ -	$ 474,517
Inventories	-	-	1,362,360
Prepaids and other	-	-	31,500
Property, plant and equipment	-	-	5,617,460
Intangible assets	-	-	4,529,705
Liabilities assumed	-	-	(924,483)
Common stock issued	-	-	(665,480)
Net cash paid	$ -	$ -	$10,425,579

The accompanying notes to financial statements are an integral part of these statements.

(1) ORGANIZATION AND BUSINESS

Dynamic Materials Corporation (the "Company") was incorporated in the state of Colorado in 1971, and reincorporated in the state of Delaware during 1997, to provide products and services requiring explosive metalworking. The Company is based in the United States and has customers throughout North America, Western Europe, Australia and the Far East. The Company currently operates under two business groups – explosion metalworking, in which metals are metallurgically joined or altered by using explosives; and aerospace, in which parts are machined, formed or welded primarily for the commercial aircraft and aerospace industries.

Transaction with SNPE, Inc.

On June 14, 2000 the Company's stockholders approved a Stock Purchase Agreement ("the Agreement") between the Company and SNPE, Inc. ("SNPE"). The closing of the transaction, which was held immediately following stockholder approval, resulted in a payment from SNPE of $5,800,000 to the Company in exchange for 2,109,091 of the Company's common stock at a price of $2.75 per share causing SNPE to become a 50.8% stockholder of the Company on the closing date. In addition, the Company borrowed $1,200,000 under a convertible subordinated note from SNPE and $3,500,000 under a new credit facility with SNPE (see Note 4). Proceeds from the SNPE equity investment, convertible subordinated note issuance and credit facility borrowings enabled the Company to repay all borrowings from its bank under a revolving credit facility on which the Company had been in default since September 30, 1999.

(2) ACQUISITIONS

AMK Welding, Inc. – South Windsor, Connecticut

On January 5, 1998, the Company acquired certain assets of AMK Welding, Inc. ("AMK"). AMK supplies commercial aircraft and aerospace-related automatic and manual, gas tungsten and arc welding services. The total purchase price of approximately $940,000 included a cash payment made to the seller of $900,000 and transaction costs paid of approximately $40,000. Assets acquired consisted primarily of machinery and equipment, land and the building that houses AMK's operations.

Spin Forge, LLC – El Segundo, California

On March 18, 1998, the Company acquired certain assets of Spin Forge, LLC ("Spin Forge") for a purchase price of approximately $3,826,000 that was paid with a combination of approximately $2,616,000 in cash (which includes approximately $146,000 in transaction related costs), assumption of approximately $760,000 in liabilities and 50,000 shares of the Company's stock valued at $449,800. Spin Forge manufactures tactical missile motor cases and titanium pressure vessels for the commercial aerospace and defense industries. Principal assets acquired included machinery and equipment and inventories. The Company leases the land and buildings from Spin Forge, LLC and holds an option to purchase such property for approximately $2,900,000, subject to certain adjustments, exercisable under certain conditions through January 2002. The option may be extended beyond this date under specified conditions provided that the option price must be adjusted upwards in the event that the fair market value of the property at the time of exercise is higher than $2,900,000.

As part of a Personal Services Agreement between the Company and one of the former owners of Spin Forge, the Company granted 7,500 shares of restricted stock to that former owner. In connection with this acquisition, the former owner became an officer of the Company. The restricted stock grant was recorded as deferred compensation and was being amortized to expense over the four year vesting period of the grant. During the third quarter of 2000, the officer resigned from the Company and, consequently, the unvested shares of the restricted stock grant were forfeited.

Precision Machined Products, Inc. – Fort Collins, Colorado

On December 1, 1998, the Company acquired substantially all of the assets of Precision Machined Products, Inc. ("PMP") for a purchase price of approximately $7,073,000 (including approximately $57,000 in transaction related costs) which was paid with a combination of $6,800,000 in cash payments to the seller and the delivery of 40,000 shares of the Company's stock valued at approximately $216,000. PMP is a contract machining shop specializing in high precision, high quality, complex machined parts used in the aerospace, satellite, medical equipment and high technology industries. The Company is leasing the land and building used in the operation of PMP and held an option to purchase such land and building at fair market value that was exercisable through December 2000. Subsequent to the expiration of the option term, the Company has a right of first offer to purchase the land and building at fair market value. This right of first offer is exercisable through December 2008.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Cost elements included in inventory are material, labor, subcontract costs and factory overhead.

Inventories consist of the following at December 31, 2000 and 1999:

	2000	1999
Raw materials	$ 950,632	$ 1,311,345
Work in process	2,878,802	2,001,784
Supplies	51,721	97,699
	$3,881,155	$3,410,828

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Additions, improvements and betterments are capitalized when incurred. Maintenance and repairs are charged to operations as the costs are incurred. Depreciation is computed using the straight-line method over the estimated useful life of the related asset as follows:

Building and improvements	3-20 years
Manufacturing equipment and tooling	3-15 years
Furniture, fixtures and computer equipment	3-10 years
Other	3-5 years

Property, plant and equipment consists of the following at December 31, 2000 and 1999:

	2000	1999
Land	$ 241,600	$ 387,308
Building and improvements	5,138,626	6,699,198
Manufacturing equipment and tooling	10,220,578	9,736,646
Furniture, fixtures and computer equipment	1,957,948	1,802,751
Other	210,757	241,893
	$17,769,509	$18,867,796

Construction in Process

Building and equipment costs of $726,142 related to the Company's new manufacturing facility were transferred from construction in process to property, plant and equipment during the year ended December 31, 2000. Construction began in September 1998 and was largely completed during the third quarter of 1999. Residual costs incurred on the project in late 1999 and into 2000 related primarily to bringing a few remaining pieces of manufacturing equipment online. The project was financed using proceeds from the issuance of industrial development revenue bonds ("the Bonds") (see Note 4). Total net interest expense incurred on the bonds during 2000, 1999 and 1998 was $388,357, $188,648 and $(10,560), respectively (net of interest earned on the related invested bond proceeds held in trust of $10,089, $110,693 and $89,693 during 2000, 1999 and 1998, respectively). Of the total net bond interest incurred during 1999, $96,222 was incurred prior to the new facility being ready for service and was, therefore, capitalized. No interest was capitalized during 2000.

Intangible Assets and Goodwill

The Company holds numerous United States product and process patents related to the business of explosion metalworking and metallic products produced by various explosive processes. The Company's current patents expire between 2001 and 2010; however, expiration of any single patent is not expected to have a material adverse effect on the Company or its operations.

Patent costs are included in intangible assets in the accompanying balance sheets and include primarily legal and filing fees associated with the patent registration. These costs are amortized over the expected useful life of the issued patent, up to 17 years.

As a result of the Detaclad acquisition in 1996, $1,081,375 of excess cost over assets acquired was recorded. These costs are being amortized over a 25-year period using the straight-line method. The Company also acquired certain tradenames and entered into a non-compete agreement in connection with the Detaclad acquisition, which are included in intangible assets in the accompanying balance sheets. The costs attributed to the tradenames have been fully amortized while the non-compete agreement is being amortized over five years from the date of acquisition.

As a result of the AMK acquisition discussed in Note 2, the Company entered into two non-compete agreements which are valued at $50,000 each and are included in intangible assets and are being amortized over five years.

As a result of the PMP acquisition discussed in Note 2, $4,334,723 of excess cost over assets acquired was recorded and is being amortized over a 25-year period using the straight-line method. In addition, the Company entered into a non-compete agreement related to the acquisition of PMP. The value attributable to the non-compete agreement of $100,000 is also included in intangible assets and is being amortized over four years.

Intangible assets and goodwill are summarized as follows as of December 31, 2000 and 1999:

	2000	1999
Goodwill	$ 5,416,098	$ 5,416,098
Non-compete agreements	400,000	400,000
Other	271,522	251,522
	6,087,620	6,067,620
Accumulated amortization	(1,094,870)	(786,077)
	$ 4,992,750	$ 5,281,543

The Company evaluates the carrying value of its goodwill in accordance with the asset impairment accounting policy discussed below. However, if no events trigger a review under the asset impairment policy, the Company evaluates goodwill recoverability by reviewing whether ongoing events and circumstances throughout the year warrant revised estimates of goodwill useful lives. If estimates are changed and the useful life is shortened, the unamortized goodwill is allocated to the reduced number of remaining periods in the revised useful life, and the excess is expensed as a cost of operations. The Company has recorded no such revision to the carrying value of its goodwill during the years presented.

Asset Impairments

The Company reviews its long-lived assets and certain identifiable intangibles to be held and used by the Company for impairment whenever events or changes in circumstances indicate their carrying amount may not be recoverable. In so doing, the Company estimates the future net cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, and impairment loss is recognized to reduce the asset to its estimated fair value. Otherwise, an impairment loss is not recognized. Long-lived assets and certain identifiable intangibles to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell.

Plant Closing Costs

On April 22, 1999, the Company announced that it would be closing its Louisville, Colorado-based explosion bonded clad metal plate manufacturing facility in the third quarter of 1999 and consolidating all of its Explosive Metalworking Group operations into the new Pennsylvania-based clad plate manufacturing facility. The Company recorded a total of $812,197 in non-recurring charges during the year ended December 31, 1999 to cover costs associated with this plant closing. Plant closing costs include severance pay to terminated employees, outplacement service fees and certain expenses incurred in connection with final plant shutdown, clean-up and site reclamation work subsequent to the discontinuation of manufacturing activities at this facility.

In connection with the plant closing discussed above, the Company identified certain long-lived assets associated with its Colorado manufacturing operations that were abandoned and had negligible fair market values. Accordingly, the Company recorded asset impairment write-downs of $179,004 during the second and third quarters of 1999. The impaired assets, which after the write-down had no carrying value, have been disposed of.

The Company also identified certain inventory that was determined to have little value as a result of the plant closing. This inventory, which totaled approximately $108,000, was consequently written off in the second quarter of 1999. This charge is included in cost of products sold for the year ended December 31, 1999.

Other Assets

Included in other assets are deferred financing costs of $100,748 and $144,842, net of accumulated amortization of $15,636 and $155,767, as of December 31, 2000 and 1999, respectively. The deferred financing costs outstanding as of December 31, 2000 were incurred in connection with the SNPE subordinated note and credit facility (See Notes 1 and 4). These costs are being amortized over the applicable terms of the debt agreements. The deferred financing costs outstanding at December 31, 1999 related to the Company's previous lines of credit (see Note 4). As these lines of credit were extinguished in connection with the SNPE transaction on June 14, 2000, the unamortized deferred finance costs, net of the deferred gain on the termination of the related swap agreement of $80,111, was written off and recorded as extraordinary item – loss from extinguishment of debt. Also included in other assets at December 31, 2000 and 1999 are bond issue costs of $127,140 and $156,194, respectively, associated with the industrial development revenue bonds used to finance the Company's new manufacturing facility (Note 4). These costs, which originally totaled $195,720, are being amortized over the life of the bonds. As of December 31, 1999, other assets included $75,359 of costs related to the issuance of stock to SNPE, Inc. These costs consisted primarily of professional fees associated with the SNPE transaction and during 2000, were offset against additional paid-in capital or included in deferred finance costs in proportion to the equity and subordinated debt components of the SNPE transaction (Note 1).

Revenue Recognition

The Company's contracts with its customers generally require the production and delivery of multiple units or products. The Company records revenue from its contracts using the completed contract method as products are completed and shipped to the customer. If, as a contract proceeds toward completion, projected total cost on an individual contract indicates a potential loss, the Company provides currently for such anticipated loss.

Net (Loss) Income Per Share

Basic earnings per share ("EPS") is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS recognizes the potential dilutive effects of dilutive securities. The following represents a reconciliation of the numerator and denominator used in the calculation of basic and diluted EPS:

	For the year ended December 31, 1998		
	Income	Shares	Per share Amount
Net income	$1,385,756		
Basic earnings per share:			
Income available to common shareholders	$1,385,756	2,770,139	$ 0.50
Dilutive effect of options to purchase common stock	-	82,408	
Dilutive earnings per share:			
Income available to common shareholders	$1,385,756	2,852,547	$ 0.49

During the years ended December 31, 2000 and 1999, the Company incurred a net loss, therefore, there is no difference in basic and diluted loss per share because the effect of options to purchase common stock and the conversion of the convertible subordinated debt is antidilutive.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade accounts receivable and payable, accrued expenses and notes receivable are considered to approximate fair value due to the short-term nature of these instruments. The fair value of the Company's long-term debt is estimated to approximate carrying value based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future income tax consequences based on enacted tax laws of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company recognizes deferred tax assets for the expected future effects of all deductible temporary differences. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based on current circumstances, are not expected to be realized (see Note 6).

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Start-up Costs

AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities," ("SOP 98-5") provides for guidance on the financial reporting for start-up and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 was effective for financial statements for fiscal years beginning after December 15, 1998, however, the Company elected to adopt SOP 98-5 in 1998.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash, restricted cash, cash equivalents and accounts receivable. Generally, the Company does not require collateral to secure receivables. The Company currently has no significant financial instruments with off-balance sheet risk of accounting losses, such as foreign exchange contracts, options contracts, or other foreign currency hedging arrangements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

New Accounting Principles

The FASB recently issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Under SFAS 133, accounting for changes in fair value of a derivative depends on its intended use and designation. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company has implemented SFAS 133 effective January 1, 2001 with no impact.

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "Views on Selected Revenue Recognition Issues" which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company was required to implement SAB 101 during the year ended December 31, 2000. The Company has implemented SAB 101 with no impact.

(4) LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2000 and 1999:

	2000	1999
Line of Credit – SNPE, Inc.	$ 3,750,000	$ -
Convertible Subordinated Note – SNPE, Inc.	1,200,000	-
Bank lines of credit	-	10,100,000
Industrial development revenue bonds	6,005,000	6,685,000
	10,955,000	16,785,000
Less- Current maturities	(725,000)	(16,785,000)
	$ 10,230,000	$ -

SNPE, Inc. Line of Credit

In connection with the SNPE transaction (see Note 1), the Company borrowed $3,500,000 on June 14, 2000 under a new credit facility with SNPE. The SNPE credit facility, which bears interest at the Federal Funds Rate plus 1.5%, may be increased to a maximum of $4,500,000 in total borrowings subject to certain approvals by SNPE. The interest rate at December 31, 2000 was 8.18%. The credit facility was originally scheduled to mature on June 14, 2001. However, SNPE subsequently agreed to amend the maturity date to March 31, 2002. During September 2000, the Company obtained the required approvals from SNPE and borrowed an additional $250,000 resulting in a $3,750,000 balance outstanding under the credit facility as of December 31, 2000. The credit facility is secured by the Company's accounts receivable, inventory and property, plant and equipment, except such assets that relate to the Company's Explosive Metalworking Group.

SNPE, Inc. Convertible Subordinated Note

In connection with the SNPE transaction (see Note 1), a cash payment was made by SNPE to the Company to purchase a five-year, 5% Convertible Subordinated Note ("Subordinated Note"). SNPE may convert the Subordinated Note into common stock of the Company at a conversion price of $6 at any time up to, and including the maturity date (June 14, 2005).

Bank Lines of Credit

The bank lines of credit were paid in their entirety in connection with the SNPE transaction discussed in Note 1. The weighted average interest rate on all line of credit borrowings at December 31, 1999 was 8.94%. The Company was in default on these lines of credit at December 31, 1999 and, as the corresponding waiver extended only through March 30, 2000, and certain covenant violations were likely to continue beyond this date, the subject debt was classified as a current liability in the December 31, 1999 financial statements.

In December 1998, the Company entered into an interest rate swap agreement with its bank related to the bank lines of credit. The Company terminated this swap agreement in the third quarter of 1999 resulting in a deferred gain of $45,600 that was being amortized over the terms of the acquisition line of credit. Once the bank lines of credit were extinguished as part of the SNPE transaction, the unamortized deferred gain of $31,388 was offset against the unamortized deferred finance charges of $111,499 related to the lines of credit and recorded as a extraordinary loss on extinguishment.

Industrial Development Revenue Bonds

During September 1998, the Company began construction on a new manufacturing facility in Fayette County, Pennsylvania. This project was being financed with proceeds from industrial development revenue bonds issued by the Fayette County Industrial Development Authority. The loan bears interest at a variable rate which is set weekly based on the current weekly market rate for tax-exempt bonds. The interest rate at December 31, 2000 and 1999 was 5.1% and 5.7%, respectively. The Company has established a bank letter of credit in the trustee's favor for the principal amount of outstanding bonds plus 98 days accrued interest on the bonds. The letter of credit was secured by the Company's accounts receivable, inventory, property, plant and equipment and the bond proceeds not yet expended for construction. On June 14, 2000, in conjunction with the line of credit entered into with SNPE, the collateral securing the letter of credit was reduced to include only those assets described above that relate to the Explosive Metalworking Group. The portion of the borrowings not yet expended for construction was $179,394 as of December 31, 2000 and was classified as restricted cash and investments in the accompanying balance sheet. The proceeds are held by a trustee until qualified expenditures are made and reimbursed to the Company. The Company may redeem the bonds prior to maturity at an amount equal to the outstanding principal plus any accrued interest. The bonds mature on September 1, 2013 at which time all amounts become due and payable. The three-year bank letter of credit that supports the Company's industrial development revenue bonds expires in September 2001. Company management believes that the Company will be able to obtain a replacement letter of credit arrangement on terms similar to those of the existing letter of credit and underlying reimbursement agreement.

In September 1998, the Company entered into an interest rate swap agreement with its bank under which the Company converted the variable interest rate on the bonds to a rate that is largely fixed. The Company terminated this swap agreement during the third quarter of 1999 resulting in a deferred gain of $105,300 which is being amortized over the term of the bonds.

Loan Covenants and Restrictions

The Company's existing loan agreements include various covenants and restrictions, certain of which relate to the payment of dividends or other distributions to stockholders, redemption of capital stock, incurrence of additional indebtedness, mortgaging, pledging or disposition of major assets and maintenance of specified financial ratios.

Scheduled Debt Maturity

The Company's long-term debt matures based on the following:

Year ended December 31-	
2001	$ 725,000
2002	4,545,000
2003	855,000
2004	930,000
2005	1,990,000
Thereafter	1,910,000
	$10,955,000

(5) COMMON STOCK OPTIONS AND BENEFIT PLAN

Stock Option Plans

The Company maintains stock option plans that provide for grants of both incentive stock options and non-statutory stock options. During 1997, the 1992 Incentive Stock Option Plan and the 1994 Nonemployee Director Stock Option Plan were both amended and restated in the form of the 1997 Equity Incentive Plan, which was approved by the Company's stockholders in May of 1997. Incentive stock options are granted at exercise prices that equal the fair market value at date of grant based upon the closing sales price of the Company's common stock on that date. Incentive stock options generally vest 25% annually and expire ten years from the date of grant. Non-statutory stock options are granted at exercise prices that range from 85% to 100% of the fair market value of the stock at date of grant. These options vest over periods ranging from one to four years and have expiration dates that range from five to ten years from the date of grant. Under the 1997 Equity Incentive Plan, there are 1,075,000 shares of common stock authorized to be granted, of which 497,999 remain available for future grants.

Statement of Financial Accounting Standards No. 123 ("SFAS 123")

SFAS 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS 123 allows the continued measurement of compensation cost for such plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided that pro forma disclosures are made of net income and net income per share, assuming the fair value based method of SFAS 123 had been applied. The Company has elected to account for its stock-based compensation plans under APB 25; accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during 2000, 1999 and 1998, using an acceptable option pricing model and the following weighted average assumptions:

	2000	1999	1998
Risk-free interest rate	6.4%	4.8%	5.4%
Expected lives	4.0 years	4.0 years	4.0 years
Expected volatility	97.2%	82.2%	68.0%
Expected dividend yield	0%	0%	0%

To estimate expected lives of options for this valuation, it was assumed options will be exercised upon becoming fully vested at the end of four years. All options are initially assumed to vest. Cumulative compensation cost recognized in pro forma net income with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture.

The total fair value of options granted was computed to be approximately $153,705, $260,900 and $2,211,800 for the years ended December 31, 2000, 1999 and 1998, respectively. These amounts are amortized on a straight-line basis over the vesting periods of the options. Pro forma stock-based compensation (including the effects of its Employee Stock Purchase Plan), net of the effect of forfeitures, was $311,459, $597,200 and $520,200 for 2000, 1999 and 1998, respectively.

If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net (loss) income and pro forma net (loss) income per common share would have been reported as follows:

	Year Ended December 31,		
	2000	1999	1998
Net (loss) income:			
As reported	$(2,010,610)	$(2,718,108)	$1,385,756
Pro forma	$(2,322,069)	$(3,315,308)	$865,556
Pro forma basic earnings per common share:			
As reported	$ (.50)	$(.96)	$.50
Pro forma	$(.58)	$(1.17)	$.31
Pro forma diluted earnings per common share:			
As reported	$ (.50)	$ (.96)	$.49
Pro forma	$(.58)	$(1.17)	$.31

Weighted average shares used to calculate pro forma diluted earnings per share were determined as described in Note 3, except in applying the treasury stock method to outstanding options, net proceeds assumed received upon exercise were increased by the amount of compensation cost attributable to future service periods and not yet recognized as pro forma expense and the amount of any tax benefits upon assumed exercise that would be credited to additional paid-in capital.

A summary of stock option activity for the years ended December 31, 2000, 1999 and 1998 is as follows:

	2000		1999		1998	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	540,334	$ 6.66	540,625	$ 6.94	349,115	$ 5.62
Granted	127,500	$ 1.59	102,500	$ 4.27	490,000	$ 7.41
Cancelled	(313,583)	$5.62	(83,291)	$6.49	(241,375)	$7.07
Exercised	-	-	(19,500)	$2.72	(57,115)	$2.50
Outstanding at end of year	354,251	$ 5.75	540,334	$ 6.66	540,625	$6.94
Exercisable at end of year	212,376	$ 7.22	262,962	$ 7.04	178,462	$6.16

The weighted average fair values and weighted average exercise prices of options granted are as follows:

	For the Year Ended December 31, 2000			For the Year Ended December 31, 1999			For the Year Ended December 31, 1998		
	Number	Fair Value	Exercise Price	Number	Fair Value	Exercise Price	Number	Fair Value	Exercise Price
Exercise Price									
Less than market Price	47,500	$1.14	$1.33	20,000	$2.90	$3.72	197,500	$4.83	$6.91
Equal to market price	80,000	$1.24	$1.75	82,500	$2.62	$4.19	280,500	$4.36	$7.83
Greater than market Price	-	-	-	-	-	-	12,000	$0.13	$5.44
Total	127,500	$1.21	$1.59	102,500	$2.67	$4.10	490,000	$4.51	$7.41

The following table summarizes information about employee stock options outstanding and exercisable at December 31, 2000:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding at December 31, 2000	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable at December 31, 2000	Weighted Average Exercise Price
$1.33 – 2.00	89,750	9.14	$1.54	4,500	$2.00
$3.72 – 4.19	36,000	8.09	$4.01	19,875	$3.91
$5.31 – 7.63	78,501	6.67	$6.83	71,251	$6.90
$7.88 – 7.92	83,000	6.84	$7.88	58,250	$7.88
$8.00 – 9.63	67,000	6.34	$8.42	58,500	$8.46
	354,251	7.42	$5.75	212,376	$7.22

Employee Stock Purchase Plan

During 1998, the Company adopted an Employee Stock Purchase Plan ("ESPP") which was approved by the Company's stockholders in May of 1998. The Company is authorized to issue up to 175,000 shares under the ESPP. The initial offering under the ESPP was January 1, 1998 and ended June 30, 1998. Subsequent offerings begin on the first day following each previous offering ("Offering Date") and end six months from the offering date ("Purchase Date"). The ESPP provides that full time employees may authorize the Company to withhold up to 15% of their earnings, subject to certain limitations, to be used to purchase common stock of the Company at the lesser of 85% of the fair market value of the Company's common stock on the Offering Date or the Purchase Date. In connection with the ESPP, 42,561, 24,538 and 23,068 shares of the Company's stock were purchased during the years ended December 31, 2000, 1999 and 1998, respectively.

The pro forma net income calculation above reflects $29,124 and $29,200 and $46,800 in compensation expense associated with the ESPP for 2000, 1999 and 1998, respectively. The compensation expense represents the fair value of the employees' purchase rights which was estimated using an acceptable pricing model with the following weighted average assumptions:

	Year Ended December 31,		
	2000	1999	1998
Risk-free interest rate	6.3%	4.5%	5.24%
Expected lives	0.5 year	0.5 year	0.5 year
Expected volatility	149.3%	131.0%	71.0%
Expected dividend yield	0%	0%	0%

401(k) Plan

The Company offers a contributory 401(k) plan (the "Plan") to its employees. The Company made matching contributions to the Plan at 50% of the employees' contribution for the first 8% of the employees' compensation for 2000, 1999 and 1998. Total Company contributions were $169,535, $185,747 and $158,890 for the years ended December 31, 2000, 1999 and 1998, respectively.

(6) INCOME TAXES

The components of the (benefit) provision for income taxes are as follows:

	2000	1999	1998
Current – Federal	$ -	$(1,061,660)	$ 662,000
Current – State	-	(158,640)	85,079
Deferred – Federal	-	57,680	107,280
Deferred – State	-	8,620	12,620
Tax effect of deduction for exercised stock options credited to paid-in capital	-	20,021	
Income tax (benefit) provision	$ -	$(1,154,000)	$ 887,000

The Company's deferred tax assets and liabilities at December 31, 2000 and 1999 consist of the following:

	2000	1999
Deferred tax assets-		
Federal net operating loss carry-forward	$1,332,000	$ 270,000
Federal AMT tax credit carry-forward	169,000	102,000
State net operating loss carry-forward	414,000	248,000
Inventory	15,500	14,000
Allowance for doubtful accounts	50,500	43,700
Repair reserve	31,500	59,600
Vacation accrual	121,500	43,100
Accrual for unbilled services	4,000	3,900
Other	-	29,100
	2,138,000	813,400
Deferred tax liability-		
Depreciation	(1,085,500)	(556,400)
Other	(20,500)	-
Valuation allowance	(1,032,000)	(257,000)
Net deferred tax assets	$ -	$ -
Net current deferred tax assets	$ 261,000	$ 189,000
Net long-term deferred tax assets	771,000	68,000
Valuation allowance	(1,032,000)	(257,000)
	$ -	$ -

A reconciliation of the Company's income tax provision (benefit) computed by applying the federal statutory income tax rate of 34% to income before taxes is as follows:

	2000	1999	1998
Federal income tax at statutory rate	$ (683,600)	$(1,316,500)	$772,700
State tax items, net	(99,500)	(3,800)	93,400
Nondeductible expenses	8,100	4,300	20,900
Federal tax net operating loss in excess of book net operating loss	-	(121,000)	-
Federal AMT tax credit carry-forward – not recognized	-	26,000	-
Change in valuation allowance	775,000	257,000	-
(Benefit) provision for income taxes	$ -	$(1,154,000)	$887,000

The income tax receivable of $1,360,000 outstanding at December 31, 1999, related to Federal and State tax refunds due to the Company as a result of its 1999 tax loss carryback. The refunds were received during 2000. The available tax loss carrybacks were fully utilized in 1999 and, were therefore, not available for any of the 2000 tax loss. The Company has $4,092,000 in NOL carryforwards that expire through 2020.

(7) CAPITAL LEASE

In February 1996, the Company entered into an agreement to lease a phone system. The lease has been capitalized using an implicit interest rate of 8.25%. Future minimum lease payments under the lease as of December 31, 2000 totaled $3,394.

(8) RECEIVABLE FROM RELATED PARTY

In connection with the acquisition of Spin Forge, the Company advanced $280,000 to the seller. Prior to the acquisition, Spin Forge was owned and controlled by an individual and his spouse. Later in 1998, this individual was named President and CEO of the Company and served in that capacity until his resignation in the third quarter of 2000. The advance was made to allow the seller to retire certain debt that was outstanding on land and buildings that the Company currently leases from the seller and on which the Company holds a purchase option as discussed in Note 2. The Company also agreed to make additional advances to the seller in connection with future principal payments that the seller was required to make to satisfy debt obligations relating to the property. The Company made additional advances totaling $74,588 during 1999, bringing the balance outstanding to $354,588 as of December 31, 1999. No additional advances were made during 2000. The outstanding balance was paid in full during the first quarter of 2000. The Company's promissory note from the seller, which was to mature on January 1, 2002, earned no interest, was secured by a pledge of 50,000 shares of the Company's common stock held by the seller and was personally guaranteed by the seller's two owners.

(9) BUSINESS SEGMENTS

The Company is organized in the following two segments: the Explosive Metalworking Group ("Explosive Manufacturing") and the Aerospace Group ("Aerospace"). Explosive Manufacturing uses explosives to perform metal cladding and shock synthesis. The most significant product of this group is clad metal which is used in the fabrication of pressure vessels, heat exchangers and transition joints used in the hydrocarbon processing, chemical processing, power generation, petrochemical, pulp and paper, mining, shipbuilding and heat, ventilation and air conditioning industries. Aerospace machines, forms and welds parts for the commercial aircraft, aerospace and defense industries.

The accounting policies of both segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are strategic business units that offer different products and services and are separately managed. Each segment is marketed to different customer types and requires different manufacturing processes and technologies.

Aerospace was formed in 1998 as a result of the Company's acquisitions of AMK, Spin Forge and PMP during the year ended December 31, 1998. Explosive Manufacturing was the Company's only segment prior to 1998. Segment information is presented for the years ended December 31, 2000, 1999 and 1998 as follows:

	Explosive Manufacturing	Aerospace	Total
As of and for the year ended December 31, 2000:			
Net sales	$16,965,677	$10,896,904	$27,862,581
Depreciation and amortization	$ 820,953	$ 799,257	$ 1,620,210
Income (loss) from operations	$ 82,149	$(1,148,262)	$(1,066,113)
Unallocated amounts:			
Other income			198,290
Interest expense			(1,094,181)
Interest income			31,505
Consolidated loss before income taxes and extraordinary item			$(1,930,499)
Segment assets	$14,488,880	$12,539,505	$27,028,385
Assets not allocated to segments:			
Cash			186,530
Prepaid expenses and other			193,966
Other long-term corporate assets			258,574
Consolidated total assets			$27,667,455
Capital expenditures	$ 483,443	$ 86,780	$ 570,223

	Explosive Manufacturing	Aerospace	Total
As of and for the year ended December 31, 1999:			
Net sales	$17,014,639	$ 12,116,650	$29,131,289
Depreciation and amortization	$ 785,958	$ 728,145	$ 1,514,103
Segment (loss) income from operations	$(3,437,118)	$ 862,323	$(2,574,795)
Corporate non-recurring charge			(322,098)
Loss from operations			$(2,896,893)
Unallocated amounts:			
Other income			14,784
Interest expense			(1,009,911)
Interest income			19,912
Consolidated loss before income taxes			$(3,872,108)
Segment assets	$15,250,163	$12,561,020	$27,811,183
Assets not allocated to segments:			
Prepaid expenses and other			151,609
Income tax receivable			1,360,000
Other long-term corporate assets			764,526
Consolidated total assets			$30,087,318
Capital expenditures	$ 5,244,292	$ 189,813	$ 5,434,105

	Explosive Manufacturing	Aerospace	Total
As of and for the year ended December 31, 1998:			
Net sales	$29,727,273	$ 8,484,778	$38,212,051
Depreciation and amortization	$ 861,769	$ 233,227	$ 1,094,996
Income from operations	$ 1,252,618	$ 1,283,338	$ 2,535,956
Unallocated amounts:			
Other income			8,921
Interest expense			(283,706)
Interest income			11,585
Consolidated income before income taxes			$ 2,272,756
Segment assets	$18,086,015	$13,428,751	$31,514,766
Assets not allocated to segments:			
Prepaid expenses and other			214,776
Income tax receivable			499,932
Current deferred tax asset			224,800
Other long-term corporate assets			747,304
Consolidated total assets			$33,201,578
Capital expenditures	$ 2,442,041	$ 372,774	$ 2,814,815

Capital expenditures for the Explosive Manufacturing segment included $336,347, $5,082,680 and $1,853,723 of costs incurred related to the construction of the Company's new manufacturing facility and the acquisition of related manufacturing equipment during the years ended December 31, 2000, 1999 and 1998, respectively.

All of the Company's sales are shipped from domestic locations and all of the Company's assets are located within the United States. The following represents the Company's net sales based on the geographic location of the customer:

	For the years ended December 31,		
	2000	1999	1998
United States	$25,115,688	$26,563,764	$32,478,791
Canada	986,508	1,516,580	3,818,968
Australia	9,600	149,626	38,428
Mexico	300,537	449,405	305,398
South Korea	1,022,285	11,390	-
Other foreign countries	427,963	440,524	1,570,466
Total consolidated net sales	$27,862,581	$29,131,289	$38,212,051

All of the Company's sales are made in U.S. dollars and as a result the Company is not exposed to foreign exchange risks.

During the years ended December 31, 2000 and December 31, 1998, no one customer accounted for more than 10% of total net sales. During the year ended December 31, 1999, sales to one customer represented approximately $2,968,000 (10%) of total net sales.

(10) COMMITMENTS AND CONTINGENCIES

The Company leases certain office space, storage space, vehicles and other equipment under various operating lease agreements. Future minimum rental commitments under noncancelable operating leases are as follows:

Year ended December 31-	
2001	$ 596,206
2002	369,069
2003	337,863
2004	237,673
2005	139,339
Thereafter	49,880
	$1,730,030

Total rental expense included in operations was $885,726, $843,690 and $713,731 in the years ended December 31, 2000, 1999 and 1998, respectively.

In the normal course of business, the Company is a party to various contractual disputes and claims. After considering the Company's insurance coverage and evaluations by legal counsel regarding pending actions, management is of the opinion that the outcome of such actions will not have a material adverse effect on the financial position or results of operations of the Company.

(11) STOCKHOLDERS' EQUITY

The Company's authorized capital consists of 15,000,000 shares of common stock, $.05 par value, of which 4,990,331 shares are outstanding as of December 31, 2000 and 4,000,000 shares of preferred stock, $.05 par value, of which no shares are issued and outstanding.

On January 8, 1999, the Board of Directors of the Company declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company to record holders of common stock at the close of business on January 15, 1999. The rights were exercisable following the occurrence of certain specified events and each right would have entitled the holder, within certain limitations, to purchase one one-hundredth of a share of Series A

Junior Participating Preferred Stock for $22.50 subject to certain anti-dilution adjustments. If a person or group were to have acquired 15 percent of the Company's common stock, every other holder of a right would have been entitled to buy at the right's then-exercise price a number of shares of the Company's common stock having a value of twice such exercise price. After the threshold was crossed, the rights would have become non-redeemable, except that, prior to the time a person or group acquired 50% or more of the common stock, the rights other than those held by such person or group could be exchanged at a ratio of one share of common stock for each right. In the event of certain extraordinary transactions, including mergers, the rights entitle holders to buy at the right's then-exercise price equity in the acquiring company having a value of twice such exercise price. The rights did not have any voting rights nor were they entitled to dividends. The rights were redeemed by the Company at $.001 each on June 20, 2000.

(12) SUBSEQUENT EVENTS

On March 15, 2000, the Company announced that it has reached an agreement to acquire 100% of the stock of Nobelclad Europe S.A. ("Nobelclad") and Nitro Metall Aktiebolag ("Nitro Metall") from Nobel Explosifs France ("NEF"). Nobelclad and Nitro Metall operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively, which generated combined revenues of approximately $10.5 million during the year ended December 31, 2000. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, which owns 55% of the Company's common stock.

The acquisition, which is expected to close in the third quarter of 2001, is subject to the customary due diligence reviews and the finalization of a definitive stock purchase agreement. The purchase price of approximately $5.4 million will be financed through a $4.0 million intercompany note agreement between the Company and SNPE and the assumption of approximately $1.4 million in third party bank debt associated with Nobelclad's planned acquisition of Nitro Metall from NEF prior to the Company's purchase of Nobelclad stock.

ITEM 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

Not applicable.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

Directors

Mr. Bernard Hueber. Mr. Hueber, age 59, has served as director of the Company and has been Chairman of the Board of the Company since June 2000. His current term as director will expire at the annual meeting of stockholders in 2003. Mr. Hueber also currently serves as the Chairman of the Board and Chief Executive Officer of Nobel Explosifs France, a company engaged in the manufacture and sale of commercial explosives for industrial applications and the explosive cladding business, a position he has held since 1990.

Mr. Gerard Munera. Mr. Munera has served as a director of the Company since September 2000, and his current term will expire at the annual meeting of stockholders in 2003. From October 1996 to the present, Mr. Munera, age 65, has been chairman and CEO of Synergex, a personally controlled holding company, with majority participation in Arcadia (a manufacturer of low rise curtain walls, store fronts and office partitions) and in Estancia El Olmo, a large cattle ranch, as well as minority participation in other companies, particularly in the gold mining and high technology industries. Between 1990 and 1991, Mr. Munera was Senior Vice President Corporate Planning and Development and a member of the Executive Committee of RTZ plc. Between 1991 and 1994, Mr. Munera was President of Minorco (USA), a diversified $1.5 billion natural resources group. From 1994 to October 1996, Mr. Munera was Chairman and CEO of Latin American Gold Inc., a gold exploration and mining company.

Mr. Michel Philippe. Mr. Philippe, age 57, has served as director of the Company since June 2000, and his current term will expire at the annual meeting of stockholders in 2002. Mr. Philippe is currently Corporate Senior Vice President of Financial and Legal affairs of Groupe SNPE, a position he has held since 1990.

Dr. George W. Morgenthaler. Dr. Morgenthaler, age 73, has served as a director of the Company since June 1986, and his current term will expire at the annual meeting of stockholders in 2001. Dr. Morgenthaler also served as a director during the period from 1971 to 1976. Dr. Morgenthaler has been a Professor of Aerospace Engineering at the University of Colorado at Boulder since 1986. He has served as Department Chair, Director of the University of Colorado's BioServe Commercial Space Center and Associate Dean of Engineering for Research. Previously, Dr. Morgenthaler was Vice President of Technical Operations at Martin Marietta's Denver Aerospace Division, Vice President Primary Products Division of Martin Marietta Aluminum Co. and Vice President and General Manager of the Baltimore Division of Martin Marietta Aerospace Co. Dr. Morgenthaler has served as a director of Computer Technology Assoc. Inc. from 1993 to 1999 and served as a director of Columbia Aluminum Company from 1987 to 1996.

Mr. Bernard Fontana. Mr. Fontana, age 40, has served as a director of the Company since June 2000 and was President and Chief Executive Officer of the Company from June 2000 to November 2000. Mr. Fontana's current term as director will expire at the annual meeting of stockholders in 2001. Mr. Fontana has been Executive Vice President of the Fine Chemicals division of Groupe SNPE since January 2001. Mr. Fontana has also been Vice President of Groupe SNPE, North America since September 1999 and President of SNPE, Inc. since November 1999. Mr. Fontana was Vice President of Strategy and Business Development of the Chemicals division of Groupe SNPE from June 1998 to September 1999, General Manager of SNPE Chimie from September 1996 to June 1998 and General Manager, Bergerac N.C., a business unit of Groupe SNPE, from 1992 to September 15, 1996.

Mr. Bernard Riviere. Mr. Riviere, age 61, has served as director of the Company since June 2000, and his current term will expire at the annual meeting of stockholders in 2002. Mr. Riviere is currently Senior Vice President and CEO of Groupe SNPE, a position he has held since September 1999. Mr. Riviere was Senior Vice President of the Chemicals division of Groupe SNPE from April 1996 to September 1999 and Senior Vice President of Business Development for Groupe SNPE from September 1994 to April 1996.

Mr. Dean K. Allen. Mr. Allen, age 65, has served the Company as a director since July 1993, and his current term will expire at the annual meeting of stockholders in 2002. In January 2001, Mr. Allen retired as President of Parsons Europe, Middle East and South Africa, a position he had held since February 1996. Mr. Allen was Vice

President and General Manager of Raytheon Engineers and Constructors, Europe, from February 1994 to December 1995.

Executive Officers

The following individuals serve as executive officers of the Company. Each executive officer is elected by the Board of Directors and serves at the pleasure of the Board.

Name	Position	Age
Mr. Yvon Pierre Cariou	President and Chief Executive Officer	55
Mr. Richard A. Santa	Vice President, Chief Financial Officer and Secretary	50
Mr. John G. Banker.	Vice President, Marketing and Sales, Clad Metal Products Division	54

Mr. Yvon Pierre Cariou. Mr. Cariou has served as President and Chief Executive Officer since November 2000. From March 2000 to November 2000, Mr. Cariou was a consultant who performed research and development projects for the oil industry and market research for a start-up company. From November 1998 to March 2000, Mr. Cariou was President and Chief Executive Officer of Astrocosmos Metallurgical Inc., a division of Groupe Carbone Lorraine of France, involved in the design and fabrication of process equipment for the chemical and pharmaceutical industries. From September 1993 to September 1998, Mr. Cariou was a Partner and Vice President Sales and Marketing of Hydrodyne/FPI Inc. From January 1991 to September 1993, Mr. Cariou was President of MAINCO Corp. and ESCO Corp., manufacturing divisions of Nu-Swift, a public company based in the United Kingdom.

Mr. Richard A. Santa. Mr. Santa has served as Vice President, Chief Financial Officer and Secretary of the Company since October 1996 and served as interim Chief Financial Officer from August 1996 to October 1996. Prior to joining the Company in August 1996, Mr. Santa was Corporate Controller of Scott Sports Group Inc. from September 1993 to April 1996. From April 1996 to August 1996, Mr. Santa was a private investor. From June 1992 to August 1993, Mr. Santa was Chief Financial Officer of Scott USA, a sports equipment manufacturer and distributor. Earlier in his career, Mr. Santa was a senior manager with Price Waterhouse, where he was employed for ten years.

Mr. John G. Banker. Mr. Banker has served as Vice President, Marketing and Sales, Clad Metal Products Division since June 2000. From June 1996 to June 2000, Mr. Banker was President of CLAD Metal Products, Inc. From June 1977 to June 1996, Mr. Banker was employed by the Company in various technical, sales and management positions, holding the position of Senior Vice President, Sales and New Business Development from June 1991 to July 1995.

ITEM 11. **Executive Compensation**

SUMMARY OF COMPENSATION

The following table shows compensation awarded or paid to, or earned by, the Company's executive officers (the "Named Executive Officers") during the fiscal years ended December 31, 2000, 1999 and 1998:

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation ($)(1)	Long-Term Compensation Awards: Options (#)	All Other Compensation ($)
Yvon Pierre Cariou President and Chief Executive Officer (2)	2000	23,130	10,000	-	-	-
Richard A. Santa	2000	157,037	16,500	-	10,000	6,537(3)
Vice President, Chief	1999	136,930	-	-	10,000	6,021(4)
Financial Officer and Secretary	1998	124,730	30,000	-	40,000	6,305(5)
John G. Banker Vice President, Sales and Marketing (6)	2000	65,866	10,000	-	-	1,528(7)
Joseph P. Allwein	2000	136,107	-	-	20,000	6,290(9)
President and	1999	209,167	-	51,701(10)	40,000	5,379(11)
Chief Executive Officer (8)	1998	127,381	75,000	-	62,500	5,966(12)

(1) Except as disclosed in this column, the amount of perquisites provided to each Named Executive Officer did not exceed the lesser of $50,000 or 10% of total salary and bonus for each fiscal year.
(2) Mr. Cariou joined the Company in November 2000.
(3) Includes $1,287 of life insurance premiums and $5,250 of matching contributions under the 401(k) plan.
(4) Includes $1,021 of life insurance premiums and $5,000 of matching contributions under the 401(k) plan.
(5) Includes $1,305 of life insurance premiums and $5,000 of matching contributions under the 401(k) plan.
(6) Mr. Banker joined the Company in June 2000.
(7) Includes $1,528 of life insurance premiums.
(8) Mr. Allwein joined the Company in March 1998 and terminated employment with the Company in August 2000.
(9) Includes $1,040 of life insurance premiums and $5,250 of matching contributions under the 401(k) plan.
(10) Includes $42,817 for the cost of a Company-provided apartment and $8,884 for the cost of a Company-provided automobile.
(11) Includes $1,212 of life insurance premiums and $4,167 of matching contributions under the 401(k) plan.
(12) Includes $995 of life insurance premiums and $4,971 of matching contributions under the 401(k) plan.

STOCK OPTION EXERCISES

The Company grants options to its executive officers under its 1997 Equity Incentive Plan (the "1997 Plan"). As of March 15, 2001, options to purchase a total of 475,750 shares were outstanding under the 1997 Plan and options to purchase 376,500 shares remained available for grant thereunder.

The following table shows for the fiscal year ended December 31, 2000, certain information regarding options exercised by, and held at year-end by, the Named Executive Officers:

Option Exercises in Fiscal 2000 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2000 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2000 (1) Exercisable/ Unexercisable
Yvon Pierre Cariou	-	-	-/-	-/-
Richard A. Santa	-	-	55,000/30,000	-/-
John. G. Banker	-	-	-/-	-/-

(1) *i.e.,* value of options for which the fair market value of the Company's Common Stock at December 31, 2000 ($1.00) exceeds the exercise price.

ITEM 12. **Security Ownership of Certain Beneficial Owners and Management**

The following table sets forth certain information regarding the ownership of DMC's common stock as of March 21, 2001 by: (i) each person or group known by DMC to be the beneficial owner of more than 5% of DMC's common stock, (ii) each director of DMC; (iii) each executive officer; and (iv) all executive officers and directors of DMC as a group.

	Beneficial Ownership (1)	
Name and Address of Beneficial Owner (2)	Number Of Shares	Percent of Total
SNPE Inc. 100 College Road East Princeton, NJ 08540 (3)	2,763,491	55.38%
Mr. Yvon Pierre Cariou	-	*
Mr. Richard A. Santa (4)	67,033	1.33%
Mr. John G. Banker	6,010	*
Mr. Bernard Hueber (5)	-	*
Mr. Dean K. Allen (4)	32,000	*
Mr. Bernard Fontana	-	*
Mr. George W. Morgenthaler (4)	102,778	2.05
Dr. Gerard Munera	-	*
Mr. Michel Philippe	-	*
Mr. Bernard Riviere	-	*
All executive officers and directors as a group (7 persons) (5)	207,821	4.08%

*Less than 1%

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, DMC believes

that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 4,990,331 shares outstanding on March 15, 2001 adjusted as required by rules promulgated by the SEC.

(2) Unless otherwise indicated, the address of each beneficial owner is c/o Dynamic Materials Corporation, 551 Aspen Ridge Drive, Lafayette, Colorado 80026.

(3) The information reported is based solely on information contained in the Form 4 filed by each of SNPE, Inc., SOFIGEXI, and SNPE. Each reported that it had shared voting and investment power and beneficial ownership of 2,763,491 shares.

(4) Amounts reported include shares subject to stock options exercisable within 60 days of March 15, 2001 as follows: Mr. Santa, 66,250 shares; Mr. Allen, 20,000 shares; and Mr. Morgenthaler, 20,000 shares. Shares of common stock subject to options that are exercisable within 60 days of March 15, 2001 are deemed to be beneficially owned by the person holding those options for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing any other person's percentage ownership.

(5) The amount reported includes 106,250 shares subject to stock options exercisable within 60 days of March 15, 2001. The applicable percentage is based on 5,096,581 shares outstanding, which includes shares subject to stock options exercisable within 60 days.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires DMC's directors and officers, and persons who own more than 10% of a registered class of DMC's equity securities, to file with the SEC an initial report of ownership and to report changes in ownership of common stock and other equity securities of DMC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish DMC with copies of all Section 16(a) forms they file.

To DMC's knowledge, based solely on a review of the copies of such reports furnished to DMC and written representations that no other reports were required, during the fiscal year ended December 31, 2000, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with, except that a Form 3 was filed late by Gerard Munera relative to his being named a director of DMC.

ITEM 13. Certain Relationships and Related Transactions

In connection with the acquisition of Spin Forge, the Company advanced $280,000 to the seller. Prior to the acquisition, Spin Forge was owned and controlled by Joe Allwein and his spouse. Later in 1998, Mr. Allwein was named President and CEO of the Company and served in that capacity until his resignation in the third quarter of 2000. The advance was made to allow the seller to retire certain debt that was outstanding on land and buildings that the Company currently leases from the seller and on which the Company holds a purchase option as discussed in Note 2. The Company also agreed to make additional advances to the seller in connection with future principal payments that the seller was required to make to satisfy debt obligations relating to the property. The Company made additional advances totaling $74,588 during 1999, bringing the balance outstanding to $354,588 as of December 31, 1999. No additional advances were made during 2000. The outstanding balance was paid in full during the first quarter of 2000.

On March 16, 2001, the Company announced that it has reached agreement to acquire 100% of the stock of Nobleclad Europe S.A. ("Nobleclad") and Nitro Metall Aktiebolag ("Nitro Metall") from Nobel Explosifs France ("NEF"). Nobelclad and Nitro Metall operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively, which generated combined revenues of approximately $10.5 million in calendar year 2000. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of the Company's common stock. The acquisition is expected to close in the third quarter of 2001. The purchase price of approximately $5.4 million will be financed through a $4.0 million intercompany note agreement between the Company and SNPE, Inc. and the assumption of approximately $1.4 million in third party bank debt associated with Nobleclad's planned acquisition of Nitro Metall from NEF prior to the Company's purchase of Nobleclad stock.

ITEM 14. Exhibits, List and Reports on Form 8-K

(a) **Exhibits**

Exhibit Number	Description
3.1	Articles of Incorporation (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on July 14, 1997).
3.2	Bylaws of the Company (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on July 14, 1997).
4.1	Shareholders Rights Plan, dated January 8, 1999 (incorporated by reference to the Company's Registration Statement filed with the Commission on January 21, 1999).
10.1	Employment Agreement between Company and Richard Santa dated October 21, 1996 (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).
10.2	1997 Equity Incentive Plan, adopted by the Directors on March 4, 1997, and approved by the Company's Shareholders on May 23, 1997 (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on April 17, 1997).
10.3	Employee Stock Purchase Plan, dated January 9, 1998 (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on April 22, 1998).
10.4	Asset Purchase Agreement, dated January 1998, between the Company and AMK, Inc. (incorporated by reference to the Company's Form 10-Q filed with the Commission on May 15, 1998).
10.5	Stock Agreement, dated as of March 18, 1998, between Company and Joseph Allwein (incorporated by reference to the Company's Form 8-K filed with the Commission on April 2, 1998).
10.6	Stock Agreement, dated as of March 18, 1998, between Company and Spin Forge, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on April 2, 1998).
10.7	Operating Lease, dated as of March 18, 1998, between Company and Spin Forge, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on April 2, 1998).
10.8	Option Agreement, dated as of March 18, 1998, between Company and Spin Forge, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on April 2, 1998).
10.9	Non-Competition Agreement, dated as of March 18, 1998, between Company and Joseph Allwein (incorporated by reference to the Company's Form 8-K filed with the Commission on April 2, 1998).
10.10	Asset Purchase Agreement between the Company, Spin Forge, LLC, Joseph Allwein and Darlene Bauer Allwein (incorporated by reference to the Company's Form 8-K filed with the Commission on April 2, 1998).
10.11	Reimbursement Agreement between the Company and KeyBank National Association, dated September 1, 1998 (incorporated by reference to the Company's Form 10-Q filed with the Commission on November 17, 1998).
10.12	Separation Agreement between the Company and Paul Lang, dated as of September 1, 1998 (incorporated by reference to the Company's Form 10-Q filed with the Commission on November 14, 1998).
10.13	Loan Agreement between Company and Fayette County Industrial Development Authority, dated September 1, 1998 (incorporated by reference to the Company's Form 10-Q filed with the Commission on November 17, 1998).
10.14	Asset Purchase Agreement, dated as of November 18, 1998, between Company, Precision Machined Products, Inc., Richard B. Bellows and Michelle L. Bellows (incorporated by reference to the Company's Form 8-K filed with the Commission on December 8, 1998).
10.15	Amended and Restated Credit Facility and Security Agreement, dated as of November 30, 1998, between the Company and Key Bank National Association (incorporated by reference to the Company's Form 10-K filed with the Commission on April 1, 1999).
10.16	Option and Right of First Offer Agreement, dated as of December 1, 1998, between the Company and JEA

Property, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on December 8, 1998).

10.17 Operating Lease, dated as of December 1, 1998, between the Company and JEA Property, LLC (incorporated by reference to the Company's Form 8-K filed with the Commission on December 8, 1998).

10.18 First Amendment to Amended and Restated Credit Facility and Security Agreement, dated as of December 31, 1998, between Company and Key Bank National Association (incorporated by reference to the Company's Form 10-K filed with the Commission on April 1, 1999).

10.19 Amended and Restated Employee Stock Option Plan approved by the Directors of the Company on March 26, 1999 (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on April 26, 1999).

10.20 Change in Control Agreement between Company and Mark Jarman, dated March 26, 1999 (incorporated by reference to the Company's Form 10-Q filed with the Commission on August 13, 1999).

10.21 Change in Control Agreement between Company and Richard Santa, dated March 26, 1999 (incorporated by reference to the Company's Form 10-Q filed with the Commission on August 13, 1999).

10.22 Change of Control Agreement between Company and Joseph Allwein, dated March 26, 1999 (incorporated by reference to the Company's Form 10-Q filed with the Commission on August 13, 1999).

10.23 Deferral and Waiver Agreement, dated as of October 15, 1999, between Company and Key Bank National Association (incorporated by reference to the Company's Form 10-Q filed with the Commission on November, 15, 1999).

10.24 First Amendment to Deferral and Waiver Agreement, dated as of December 30, 1999, between Company and Key Bank National Association (incorporated by reference to the Company's Form 8-K filed with the Commission on January 11, 2000).

10.25 Stock Purchase Agreement, dated January 20, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 8-K filed with the Commission on January 31, 2000).

10.26 Agreement and Amendment to Operating Lease, dated as of February 1, 2000 between the Company and Spin Forge, LLC (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).

10.27 Letter Agreement, dated February 1, 2000 terminating a Loan Agreement between the Company and Spin Forge, LLC, which Loan Agreement was dated as of March 18, 1998 (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).

10.28 Second Amendment to Deferral and Waiver Agreement, dated as of March 27, 2000, between Company and Key Bank National Association (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).

10.29 Form of Directors and Officers Indemnification Agreement (incorporated by reference to the Company's Form 10-K filed with the Commission on March 30, 2000).

10.30 Stock Purchase Agreement, dated as of January 20, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Definitive Proxy Statement filed with the Commission on May 9, 2000).

10.31 Amendment Number One to Stock Purchase Agreement, dated as of April 20, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 10-Q filed with the Commission on May 12, 2000).

10.32 Third Amendment to Deferral and Waiver Agreement, dated as of May 2, 2000, between the Company and Keybank National Association (incorporated by reference to the Company's Form 10-Q filed with the Commission on May 12, 2000).

10.33 Registration Rights Agreement, dated as of June 14, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).

10.34 First Amendment to Rights Agreement, dated as of June 13, 2000, between the Company and Harris Trust & Savings Bank (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).

10.35 Credit Facility and Security Agreement, dated as of June 14, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).

10.36 Convertible Subordinated Note, dated as of June 14, 2000, between the Company and SNPE, Inc. (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).

10.37 First Amendment to Reimbursement Agreement, dated as of June 14, 2000, between the Company and Keybank National Association (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).

10.38 Personal Services Agreement, dated as of June 16, 2000, between the Company and John G. Banker (incorporated by reference to the Company's Form 8-K filed with the Commission on June 22, 2000).

27 Financial Data Schedule

99.1 Press Release dated March 16, 2001

(b) **Reports on Form 8-K**

The Company filed a report on Form 8-K dated November 22, 2000, reporting under Item 5 that the Company issued a press release with regard to the election of Yvon Pierre Cariou to the position of President and Chief Executive Officer of the Company, and the resignation of Bernard Fontana from that Position.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAMIC MATERIALS CORPORATION

March 28, 2001

By: /s/ Richard A. Santa
Richard A. Santa
Vice President and Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Yvon Pierre Cariou Yvon Pierre Cariou	President and Chief Executive Officer (Principal Executive Officer)	March 28, 2001
/s/ Richard A. Santa Richard A. Santa	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 28, 2001
/s/ Bernard Hueber Bernard Hueber	Chairman and Director	March 28, 2001
/s/ Dean K. Allen Dean K. Allen	Director	March 28, 2001
/s/ Bernard Fontana Bernard Fontana	Director	March 28, 2001
/s/ George W. Morgenthaler George W. Morgenthaler	Director	March 28, 2001
/s/ Gerard Munera Gerard Munera	Director	March 28, 2001
/s/ Michel Philippe Michel Philippe	Director	March 28, 2001
/s/ Bernard Riviere Bernard Riviere	Director	March 28, 2001

DYNAMIC MATERIALS CORPORATION
INDEX TO SCHEDULE II

AS OF DECEMBER 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Dynamic Materials Corporation:

We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of Dynamic Materials Corporation included in this Form 10-K and have issued our report thereon dated February 28, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index of financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Denver, Colorado
February 28, 2001

DYNAMIC MATERIALS CORPORATION
SCHEDULE II(a) – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Balance at beginning of period	Additions Charged to income	Accounts receivable written off	Other Adjustments	Balance at end of period
Year ended –					
December 31, 1998	$ 150,000	$ 78,732	$ (3,732)	$ -	$ 225,000
December 31, 1999	$ 225,000	$ 24,698	$(137,698)	$ -	$ 112,000
December 31, 2000	$ 112,000	$ 45,756	$ (27,756)	$ -	$ 130,000

DYNAMIC MATERIALS CORPORATION
SCHEDULE II(b) – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
REPAIR RESERVE

	Balance at beginning of period	Additions charged to income	Repairs Allowed	Balance at end of period
Year ended –				
December 31, 1998	$ 150,000	$ 30,582	$ (55,582)	$ 125,000
December 31, 1999	$ 125,000	$ 80,296	$ (52,296)	$ 153,000
December 31, 2000	$ 153,000	$ 50,526	$(123,526)	$ 80,000

SCHEDULE 99.1

PRESS RELEASE DATED MARCH 16, 2001

DMC Dynamic Materials CORPORATION

For Immediate Release

Contact: Richard A. Santa
Vice President and Chief Financial Officer
Dynamic Materials Corporation
303-604-3938

DYNAMIC MATERIALS TO ACQUIRE NOBELCLAD EUROPE

(Lafayette, CO – March 16, 2001) Dynamic Materials Corporation, (Nasdaq: BOOM), "DMC", today announced that it has reached agreement to acquire 100% of the stock of Nobelclad Europe S.A. (Nobelclad) and Nitro Metall Aktiebolag (Nitro Metall) from Nobel Explosifs France (NEF). Nobelclad and Nitro Metall operate cladding businesses located in Rivesaltes, France and Likenas, Sweden, respectively, which generated combined revenues of approximately $10.5 million in calendar year 2000. NEF is wholly owned by Groupe SNPE and is a sister company to SNPE, Inc., which owns 55% of DMC's common stock.

The acquisition, which is expected to close in the third quarter of 2001, is subject to the customary due diligence reviews and the finalization of a definitive stock purchase agreement. An opinion that the transaction is fair, from a financial point of view, to DMC's stockholders other than SNPE Inc., also must be obtained as a condition of the transaction. The purchase price of approximately $5.4 million will be financed through a $4.0 million intercompany note agreement between DMC and SNPE Inc. and the assumption of approximately $1.4 million in third party bank debt associated with Nobelclad's planned acquisition of Nitro Metall from NEF prior to DMC's purchase of Nobelclad stock. DMC's acquisition of Nobelclad is expected to further strengthen the world leadership that DMC and its majority stockholder, Groupe SNPE, enjoy in the explosion cladding business.

Based in Lafayette, Colorado, Dynamic Materials Corporation is a leader in the metal working industry, and its products include explosion bonded clad metal plates and other metal fabrications for the petrochemical, chemical processing, satellite/launch vehicle, commercial aircraft, defense and a variety of other industries.

Actual results may vary materially from any forward-looking statements the Company makes. For a description of certain investment considerations, risk factors and uncertainties that should be considered in evaluating the Company's forward-looking statements, refer to the Company's Form 10-K report for the period ended December 31, 1999, as well as the Company's reports on Form10-Q for the periods ended March 31, June 30, and September 30, 2000.

For more information on Dynamic Materials Corporation
visit the Company's web site at http://www.dynamicmaterials.com

BOARD OF DIRECTORS

Bernard Hueber
Chairman, Dynamic Materials Corporation
Chairman and CEO, Nobel Explosifs France,
a subsidiary of Groupe SNPE

Bernard Fontana
Executive Vice President,Fine Chemicals Division,
Groupe SNPE
President, SNPE, Inc.,
a subsidiary of Groupe SNPE

Michel Philippe
Senior Vice President, Financial and Legal Affairs,
Groupe SNPE

Bernard Rivière
Senior Vice President and CEO, Groupe SNPE

Dean K. Allen
Retired President, Parsons Europe, Middle East
and South Africa

Gerard Munera
Chairman and CEO, Synergex

George W. Morgenthaler, Ph.D.
Professor of Aerospace Engineering,
University of Colorado

STOCK INFORMATION

2000	High	Low
1st Quarter	$ 2 5/8	$ 1 1/8
2nd Quarter	$ 1 27/32	$ 3/4
3rd Quarter	$ 1 11/16	$ 1
4th Quarter	$ 1 3/8	$ 3/4

INVESTOR INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held on Thursday, September 13, 2001 at 9:00 AM local time at the Company's headquarters located at 5405 Spine Road, Boulder, Colorado 80301

Transfer Agent
Computershare Investor Services
12039 W. Alameda Pkwy, Suite Z-2
Lakewood, Colorado 80228
(303) 984-4000

Independent Public Accountants
Arthur Andersen LLP
1225 17th Street, Suite 3100
Denver, Colorado 80202

Legal Counsel
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
125 West 55th Street
New York, NY 10019-5389
(212) 424-8000

Report on Form 10-K
The Dynamic Materials Corporation Investor Relations Department encourages inquiries from its stockholders as well as members of the financial community. For additional copies of Dynamic Materials Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, or for additional information, please contact the Company at 800-821-2666. Dynamic Materials Corporation's web site can be viewed at:

http://www.dynamicmaterials.com

Dynamic Materials Corporation

5405 Spine Road
Boulder, CO 80301
Phone: 800-821-2666 Fax: 303-604-1897
www.dynamicmaterials.com
email: boom@dynamicmaterials.com

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